THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

SUBSCRIPTION AGREEMENT
FOR SERIES A-1 PREFERRED UNITS OF
LIKEOPEDIA LLC

Likeopedia LLC
7901 4th St N STE 300
St. Petersburg, FL 33702

Ladies and Gentlemen:

The undersigned understands that Likeopedia LLC, a Florida limited liability company (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***"). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to them in the Company's Third Amended and Restated Operating Agreement, dated as of September 1, 2023, as may be amended and or restated from time to time (the "***Operating Agreement***").

[ENTITY NAME] (the "***Investor***") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering Series A-1 Preferred Units (the "***Series A-1 Units***" or the "***Securities***"), at a purchase price of $7.50 per Series A-1 Unit (the "***Series A-1 Price***") to investors investing up to the first $500,002.50 of the Offering, and Series A-2 Preferred Units (the "***Series A-2 Units***") at a purchase price of $9.37 per Series A-2 Unit to investors investing any amounts above the first $500,002.50 and up to and including $4,999,991.85 of the Offering.

Subject to acceptance by the Company to be indicated by execution and delivery of this Subscription Agreement (this "***Agreement***") and to the terms and conditions of the Form C, the Investor and the Company hereby represent, warrant, covenant and agree as follows:

1. Subscription. The Investor hereby agrees to subscribe for the Number of Securities set forth on the signature page hereto at the Series A-1 Price, and in accordance with the terms and conditions contained herein. The Investor understands that this subscription is subject to acceptance or rejection by the Company and shall not be binding unless and until this Agreement has been countersigned by the Company.

2. Purchase Price. Investor hereby agrees that the issuance of the Securities shall be in consideration for the payment of immediately available funds of an amount equal to the Aggregate Purchase Price set forth on the signature page hereto for the Securities.

3. Representations and Warranties of Investor. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company in determining the undersigned's suitability to purchase the Securities:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) Investor is fully aware that the Securities subscribed for hereunder have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "***Securities Act***") or under any state securities law. The Company is under no obligation to so register the Securities and does not contemplate doing so. Investor further understands that the Securities are being sold in reliance on one or more exemptions from registration under federal and state securities laws. Investor will make no transfer of the Securities which is in violation of the Securities Act or any state securities law or statute.

(c) Investor is able (i) to bear the economic risk of Investor's investment in the Securities; (ii) to hold Investor's Securities for an indefinite period of time; and (iii) currently, based on existing conditions, hereafter will be able to afford a complete loss of such investment. Investor understands the business in which the Company is engaged and is capable of making an informed investment decision with respect thereto.

(d) Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities. In making Investor's decision to invest in the Securities, Investor has relied on independent investigations made by Investor and by Investor's own professional advisors. Investor and Investor's advisors have been given sufficient opportunity to obtain information and to examine this Agreement and the Form C and to ask questions of, and to receive answers from, the Company concerning the Securities, the Company, and the terms and conditions of this investment, and to obtain any additional information to verify the accuracy of any information previously furnished. All such questions have been answered to Investor's full satisfaction.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal (as defined in the Form C), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities

provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(f) The Securities are being purchased solely for Investor's own account, as principal, for investment and not for the interest of any other entity and not with a view to, or in connection with, any resale, distribution, subdivision, or fractionalization of such Securities. Investor has no agreement or other arrangement with any person to sell, transfer, or pledge any part of the Securities subscribed for or any agreement or arrangement that would guarantee Investor any profit or against any loss with respect to such Securities, and Investor has no plans to enter into any such agreement or arrangement.

(g) Investor understands that:

(i) Investor must bear the economic risk of the investment for an indefinite period of time because the Securities cannot be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available, as established by an opinion of counsel satisfactory to the Company.

(ii) Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("***Rule 144***") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Company is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

(iv) The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(v) No federal or state agency has passed upon or made any recommendations or endorsements of the investment in the Securities.

(vi) Projections relating to the Company are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control. There is no assurance that the assumptions on which any financial projections are based will be realized. In light of the foregoing, it is impossible to predict future operating results with any degree of certainty. Because of the number and range of variables and assumptions that are involved in financial projections, some of the assumptions will not materialize and actual results achieved are expected to vary, possibly materially, from those presented.

(vii) Investor's investment in the Company involves certain risks in that, among other factors, (A) successful operation of the Company may depend on factors beyond the control of the Company; (B) the investment in the Company is a speculative investment and involves a high degree of risk of loss; (C) Securities may not be transferred, sold or encumbered, except in accordance with the terms of any agreement to which the Securities may become subject; and, accordingly (D) it may not be possible for Investor to liquidate Investor's investment in case of imminent need of funds or any other emergency, if at all.

(viii) The business plan for the Company continues to be developed. There is no assurance that the Company will be able to complete and implement its business plan successfully.

(ix) No public trading market for the Securities exists, and it is currently anticipated that no such market for the Securities will ever exist.

(x) The subscription price of the Securities was unilaterally determined by the Company and was not based on negotiation with anyone representing Investor or other potential investors or on the Company's assets, net worth, projected earnings or any other investment criteria.

(xi) Upon execution of this Agreement and payment of the purchase price for the Securities, the Securities shall be issued to the Investor on an irrevocable basis and the Company will have no obligation to return such funds to the Investor.

(xii) **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(h) If Investor is not a natural person, (A) Investor has the power and authority to execute this Agreement and each other document required to be executed and delivered by the Investor in connection with this offering (collectively the "***Transaction Documents***"), and to perform its obligation there under and consummate the transactions contemplated thereby; and (B) the person signing the Transaction Documents on behalf of Investor has been duly authorized to execute and deliver the Transaction Documents. If Investor is an individual, Investor has all requisite legal capacity to acquire and hold the Securities and to execute, deliver and comply with the terms of each of the Transaction

Documents. The execution and delivery by Investor, and compliance by Investor with the Transaction Documents, does not conflict with, or constitute a default under, any instruments governing Investor, any law, regulation or order, or any agreement to which Investor is a party or by which Investor is bound. The Transaction Documents have been duly executed by Investor and constitute valid and legally binding agreements of Investor.

(i) Investor has carefully read and understands this Agreement, the Form C previously provided by the Company to the Investor.

4. Representations and Warranties of the Company. The Company represents and warrants as follows:

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of State of Florida and is duly authorized to issue the Securities and execute and deliver this Agreement and when executed and delivered, this Agreement will constitute a legal, valid, and binding obligation of the Company.

(b) The Securities, when issued in accordance with this Agreement, shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of any liens, and, except as set forth in the Operating Agreement, free of any other limitations or restrictions, including any restriction on the right to vote, sell, or otherwise dispose of the Securities.

5. Additional Agreements of Investor. Investor agrees that:

(a) Investor will not transfer or assign this Agreement or any of the Investor's interest herein.

(b) Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

(c) Investor shall indemnify, hold harmless, and defend the Company and its officers, directors, and affiliates with respect to any and all loss, damage, expense, claim, action, or liability any of them may incur as a result of the breach or untruth of any of the representations, warranties, and agreements of Investor set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations, warranties, and agreements, the Company may, at its option, forthwith rescind the sale of any Securities to the Investor.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Securities then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its members, subject to any tax distributions or tax withholdings, in accordance with their respective positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2).

6. Further Agreements. To the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to the terms of, or may be required to execute, one or more agreements with the Company, including the Third Amended and Restated Operating Agreement of the Company, which is attached hereto as **Exhibit A**, and any conflict between any provision in this Agreement and such Operating Agreement shall be resolved in favor of such Operating Agreement (collectively, the "***Additional Agreement***"), and Investor shall execute and deliver any

Additional Agreement in its capacity as a certain member of the Company and/or any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any Additional Agreement. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

7. Tax Matters. The Investor acknowledges and agrees that the Company has not provided and will not provide any tax advice to Investor in connection with the Investor's investment in the Securities. Further, the Investor agrees that the Company shall not be responsible for any of the Investor's tax reporting obligations that may arise as a result of Investor's investment in the Securities.

8. Costs. The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to WeFunder Portal LLC as set forth in the Form C.

9. Miscellaneous.

(a) Modification. Subject to the terms hereof, neither this Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b) Assignment. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Investor, the Company and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the prior written consent of the other party.

(c) Miscellaneous; Severability. All representations, warranties, agreements and covenants made or deemed to be made by the Investor and the Company herein will survive the execution and delivery, and acceptance, of this offer and the closing of the sale of the Securities (the "***Closing***"). This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement

(d) Governing Law; Venue; and Waiver of Jury Trial. This Agreement, any amendment, addendum, exhibit, supplement or other document relating hereto, and any and all disputes arising herefrom or related hereto, will be governed by and construed in accordance with the laws of the

State of Florida are governing disputes occurring, and contracts made and to be performed, wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the state and federal courts in Pinellas County, Florida, with respect to any dispute related to or arising from this Agreement. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(e) Facsimile/Electronic Subscriptions. The Company will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Company of such copy will be legally effective to create a valid and binding agreement between the Investor and the Company in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(f) Entire Agreement and Headings. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may be amended or modified in any respect by written instrument only. The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

(g) Effective Date. This Agreement is intended to and will take effect on the date of the Closing, notwithstanding its actual date of execution or delivery by any of the parties.

(h) Survival. The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Company immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to Investor's purchase of the Securities, or if the any warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

[*REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE].

Number of Securities: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Likeopedia, LLC

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

(Third Amended and Restated Operating Agreement)

LIKEOPEDIA LLC

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF SEPTEMBER 1, 2023

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

LIKEOPEDIA LLC

A Florida Limited Liability Company

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT is adopted, executed and entered into as of September 1, 2023, by and among LIKEOPEDIA LLC, a Florida limited liability company (the "LLC"), and those Members (as defined below) whose names are set forth on Schedule A hereto.

WHEREAS, the LLC was formed as a Florida limited liability company pursuant to the filing of Articles of Organization on May 14, 2014, with the Secretary of State of Florida; and

WHEREAS, the LLC was heretofore operated in accordance with that certain Amended and Restated Limited Liability Company Operating Agreement of the LLC dated as of May 28, 2019, which was amended and restated in its entirety by that certain Second Amended and Restated Limited Liability Company Operating Agreement of the LLC (the "Prior Agreement"); and

WHEREAS, the Parties hereto desire to amend and restate the terms and provisions of the Prior Agreement in its entirety, and this Agreement supersedes and replaces the Prior Agreement of the LLC;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, hereby intending to be legally bound, agree as follows:

Article I
DEFINITIONS

Section 1.01. Definitions. As used in this Agreement, the following terms have the following meanings:

"Act" means the Florida Revised Limited Liability Company Act, §605.0101, *et seq*., and any successor statute, as amended from time to time.

"Affiliate" of, or a Person "Affiliated" with, a specified Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, where control means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Third Amended and Restated Limited Liability Company Agreement, as executed, and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"Articles" means the Articles of Organization of the LLC as filed with the Secretary of State of the State of Florida on May 14, 2014, as amended on July 9, 2014 and as otherwise amended from time to time.

"Book Value" means, with respect to any LLC property, the LLC's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g); provided, that, the Book Value of each asset of the LLC shall be adjusted as of the date hereof pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) in a manner determined by the Board such that the aggregate Book Value of the LLC's assets (net of the LLC's liabilities) as of such date is equal to the aggregate Capital Account balances of the Members as of such date.

"Capital Contribution" means, as of any date, with respect to any Member, the aggregate amount of cash, cash equivalents or Fair Market Value of other property that such Member contributed or is deemed to have contributed to the LLC pursuant to Article III (net of liabilities assumed by the LLC from such Member and liabilities to which any such contributed property is subject) as of the date in question.

"Cause" means (a) the commission of an act of fraud, embezzlement or theft; (b) bad faith, self-dealing or conduct which is grossly negligent, reckless or willful and deliberate and that is injurious to the LLC or any of its Affiliates; or (c) admission or conviction of, or entry of a plea of guilty or no contest to, a felony (other than for motor vehicle offenses the effect of which do not materially impair such Manager's performance of his or her duties hereunder) or any crime involving moral turpitude.

"Class A Common Unit" means a Unit representing a fractional part of the ownership of the LLC and having the rights and obligations specified with respect to Class A Common Units in this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" means the Class A Common Units.

"Distribution" means a distribution made by the LLC to a Holder, whether in cash, property or securities of the LLC and whether by liquidating distribution (including a Liquidation Event) or otherwise; provided, that, none of the following shall be a Distribution: (a) any redemption or repurchase by the LLC or any Member of any Units or Unit Equivalents, (b) any recapitalization or exchange of securities of the LLC, (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (d) any fees or remuneration paid to any Holder in such Holder's capacity as an employee, officer, consultant or other provider of services to the LLC.

"Economic Interest" means a Member's share of the LLC's net profits, net losses and Distributions pursuant to this Agreement and the Act, but shall not include any right to

participate in the management or affairs of the LLC, including the right to vote on, consent to or otherwise participate in any decision of the Members, or any right to receive information concerning the business and affairs of the LLC, in each case to the extent provided for herein or otherwise required by the Act.

"Encumbrance" means any lien (statutory or other), claim, charge, security interest, mortgage, deed of trust, pledge, hypothecation, assignment, conditional sale or other title retention agreement, preference, priority or other security agreement or preferential arrangement of any kind, and any easement, encroachment, covenant, restriction, right of way, defect in title or other encumbrance of any kind.

"Executive Member" means a Person identified as an "Executive Member" on Schedule A hereto, and such other Person who hereafter may be designated as an "Executive Member" by the Board.

"Fair Market Value" of any asset at any time means the fair market value of the asset in question, as determined in the good faith judgment of the Board, including the FG Manager and the Common Manager.

"Family Group" means a Person's parents, spouse, siblings and descendants (whether natural or adopted) and any trust, limited partnership, limited liability company, or other entity which is solely for the benefit of such Person or such Person's parents, spouse, siblings and/or descendants.

"FG" means FG Likeopedia LLC.

"FG Purchase Agreement" means that certain Securities Purchase Agreement dated May 1, 2014 by and among the LLC, FG, and the Founder.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period as may be established by the Board.

"Fiscal Year" means the calendar year, or such other annual accounting period as may be established by the Board.

"Founder" means Omar Rivero.

"GAAP" means U.S. generally accepted accounting principles, as in effect from time to time.

"Holder" means, as applicable, a holder of one or more Units or Unit Equivalents as reflected on the LLC's books and records.

"Incapacity" or "Incapacitated" means (a) with respect to a natural person, the bankruptcy, death, incompetency or insanity of such individual and (b) with respect to any other Person, the bankruptcy, liquidation, dissolution or termination of such Person.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services other than trade accounts arising in the ordinary course of business, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (d) all leases which are required to be capitalized in accordance with GAAP, (e) all indebtedness referred to in clauses (a) through (d) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness and (f) all agreements, undertakings or arrangements by which any Person guarantees, endorses or otherwise becomes or is contingently liable for (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise assure a creditor against loss) the Indebtedness or other similar obligation or liability of any other Person, or guarantees the payment of dividends or other distributions upon the equity securities or interests of any other Person (in each case other than product or service warranties entered into in the ordinary course of business).

“Independent Manager” means any Manager that is not employed by (i) the LLC, (ii) any of the LLC’s Subsidiaries, (iii) a Holder, or (iv) any Affiliate of a Holder; *provided* that to the extent such Independent Manager receives equity or cash compensation in connection with said role as a Manager, such compensation shall not by itself be deemed employment by the entities referenced in (i)-(iv) of this paragraph.

“Investor Member” means any Member holding Series A Preferred Units.

“IPO” means an underwritten initial public offering of the LLC’s (or a successor entity of LLC) equity securities pursuant to an effective registration statement under the Securities Act.

“Liquidation Event” means (i) a Sale of the LLC, or (ii) any liquidation, dissolution or winding up of the LLC.

“LLC” means LIKEOPEDIA, LLC, a Florida limited liability company, doing business as “Liker”.

“LLC Minimum Gain” has the meaning set forth for “partnership minimum gain” in Treasury Regulation Section 1.704-2(d).

“Losses” means items of LLC loss and deduction determined according to Section 4.02.

“Manager” means each Person serving on the Board.

“Member” means each Person identified on Schedule A as of the date hereof who has executed this Agreement or a counterpart hereof, and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the LLC’s books and records as the owner of one or more Units. The Members shall constitute the “members” (as that term is defined in the Act) of the LLC. Except

as expressly provided herein, the Members shall constitute a single class or group of members of the LLC for all purposes of the Act and this Agreement.

"Member Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"Membership Interest" means a Member's interest in the LLC and the right, if any, to participate in the management of the business and affairs of the LLC, including the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the Members, and the right to receive information concerning the business and affairs of the LLC, in each case to the extent expressly provided in this Agreement or otherwise required by the Act.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Person" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Units" means, collectively, the Series A Preferred Units, the Series A-1 Preferred Units and the Series A-2 Preferred Units.

"Preferred Yield" means, with respect to each Series A Preferred Unit, Series A-1 Preferred Unit and Series A-2 Preferred Unit, the amount accruing on such Series A Preferred Unit, Series A-1 Preferred Unit and Series A-2 Preferred Unit from and after its date of initial issuance, on a daily basis, at the rate of 7.0% per annum, compounded quarterly, on (a) the Unreturned Capital of such Series A Preferred Unit, Series A-1 Preferred Unit and Series A-2 Preferred Unit, plus (b) the Unpaid Preferred Yield thereon for all prior semi-annual periods. In calculating the amount of any Distribution to be made during a fiscal year, a Series A Preferred Unit's, Series A-1 Preferred Unit's and Series A-2 Preferred Unit's Preferred Yield for such portion of such period elapsing before such Distribution is made shall be included as part of such Unit's Preferred Yield.

"Pro Rata Share" means (i) with respect to each Unit, the proportional amount such Unit would receive if an amount equal to the Total Equity Value were distributed to all Units in accordance with Section 5.01, and (ii) with respect to each Holder, such Holder's pro rata share of the Total Equity Value based on the Economic Interest represented by all Units owned by such Holder, in each case as determined in good faith by the Board.

"Profits" means items of LLC income and gain determined according to Section 4.02.

"Sale of the LLC" means either (i) the sale, lease, transfer, conveyance, license or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the LLC, or (ii) a transaction or series of transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of units) the result of which is that the

Holders immediately prior to such transaction are (after giving effect to such transaction) no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting securities of the LLC.

"SEC" means the Securities and Exchange Commission or any successor agency thereto that administers the Securities Act and the Securities Exchange Act of 1934, as amended.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Series A Preferred Unit" means a Unit representing a fractional part of the ownership of the LLC and having the rights and obligations specified with respect to Series A Preferred Units in this Agreement.

"Series A-1 Preferred Unit" means a Unit representing a fractional part of the ownership of the LLC and having the rights and obligations specified with respect to Series A-1 Preferred Units in this Agreement.

"Series A-2 Preferred Unit" means a Unit representing a fractional part of the ownership of the LLC and having the rights and obligations specified with respect to Series A-2 Preferred Units in this Agreement.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

"Taxable Year" means the LLC's taxable year ending December 31 (or part thereof, in the case of the LLC's last taxable year), or such other year as is determined by the Board in compliance with Section 706 of the Code.

"Total Equity Value" means the total proceeds that would be received by the Members if (i) the assets of the LLC as a going concern were sold in an orderly transaction designed to maximize such proceeds; (ii) the LLC satisfied and paid in full all of its obligations and liabilities (including all Tax costs and expenses incurred in connection with such transaction and any reserves established by the Board for contingent liabilities); and (iii) the net proceeds of such sale were then distributed in accordance with Section 5.01, all as determined in good faith by the Board.

"Unit" means an ownership interest in the LLC representing a fractional part of the entire ownership interest in the LLC; provided, that, any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement.

"Unit Equivalents" means (without duplication with any Units or other Unit Equivalents) rights, warrants, options, convertible securities, exchangeable securities, Indebtedness or other rights, in each case exercisable for or convertible or exchangeable into, directly or indirectly, Units or securities exercisable for or convertible or exchangeable into Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

"Unpaid Preferred Yield" means, with respect to any Unit, an amount equal to (a) the aggregate amount of Preferred Yield accrued with respect to such Unit, minus (b) the aggregate amount of prior Distributions made by the LLC that constitute payment of Preferred Yield on such Preferred Unit pursuant to Section 5.01(a)(i).

"Unreturned Capital" means, with respect to any Unit, an amount equal to (a) the aggregate amount of Capital Contributions made with respect to or on account of such Unit by the Holder of such Unit or any predecessor of such Holder, minus (b) the aggregate amount of prior Distributions made by the LLC that constitute a return of the Capital Contributions with respect to such Unit pursuant to Section 5.01(a)(ii) or Section 5.01(a)(iii).

Section 1.02. Other Definitions. The terms set forth below are defined in the following sections of this Agreement:

Additional Common Units	§ 3.06(e)(iii)(A)(4)
Additional Interests	§ 3.04(a)
Approved Sale	§ 10.05(a)
Assignor	§ 10.07(a)(i)
Board	§ 6.01
Capital Account	§ 4.01(a)
Common Manager	§ 6.02(a)(i)(E)
Conversion Price	§ 3.06(a)
Convertible Securities	§ 3.06(e)(iii)(A)(3)
Co-Sale Proportionate Share	§ 10.04(a)

Section 1.03. Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter and the singular number includes the plural number and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Schedules are to Schedules attached hereto, each of which is made a part hereof for all purposes.

Section 1.04. Including. Reference in this Agreement to "including," "includes" and "include" shall be deemed to be followed by "without limitation."

Article II
ORGANIZATION

Section 2.01. Formation. The LLC was organized as a Florida limited liability company by the execution and filing of the Articles of Formation on May 14, 2014 with the Secretary of the State of Florida by an authorized person (within the meaning of the Act) under and pursuant to the Act. The rights, powers, duties, obligations and liabilities of the Members are determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than what they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control; it being understood that in no event shall §605.1006 of the Act (entitled "Contractual Appraisal Rights") apply or be incorporated into this Agreement.

Section 2.02. Name. The name of the LLC shall be "LIKEOPEDIA LLC." The Board in its sole discretion may change the name of the LLC at any time and from time to time. Notification of any such change shall be given to all Members. The LLC's business may be conducted under its name and/or any other name or names deemed advisable by the Board.

Section 2.03. Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the LLC required by the Act to be maintained in the State of Florida shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the LLC) as the Board may designate from time to time in the manner provided by law. The registered agent of the LLC in the State of Florida shall be the initial registered agent named in the Articles or such other Person or Persons as the Board may designate from time to time in the manner provided by law. The principal office of the LLC shall be at such place as the Board may designate from time to time, which need not be in the State of Florida, and the LLC shall maintain records there. The LLC may have such other offices as the Board may designate from time to time.

Section 2.04. Purpose. The purpose and business of the LLC shall be (i) to create and develop a technology platform designed to manage social media user feedback related to user posting in connections with social media sites such as Facebook and LinkedIn, and to perform such other obligations and duties as are imposed upon the LLC under this Agreement and the other agreements contemplated hereby, (ii) to exercise all rights and powers granted to the LLC and the other agreements contemplated hereby and (iii) to engage in any other lawful act or activities incidental or ancillary thereto as the Board deems necessary or advisable for which limited liability companies may be organized under the Act. Notwithstanding anything set forth in this Section 2.04 to the contrary, nothing contained herein shall limit any Member rights to

own or otherwise perform services that relate to Occupy Democrats, LLC and the business contemplated thereby.

Section 2.05. Term. The term of the LLC commenced on the date the Articles were filed with the office of the Secretary of State of Florida and shall continue until dissolution as determined under Section 11.01.

Section 2.06. No State-Law Partnership. The Members intend that the LLC shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager or officer of the LLC shall be a partner or joint venturer of any other Member, Manager or officer of the LLC, for any purposes other than as set forth in the next sentence of this Section 2.06. The Members intend that the LLC shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and each Member and the LLC shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Article III
MEMBERSHIP; CAPITAL CONTRIBUTIONS; ADDITIONAL INTERESTS; RIGHTS AND PREFERENCES OF UNITS

Section 3.01. Members.

(a) Names, etc. Subject to the following sentence, the names, residences, business or mailing addresses, Capital Contributions and the type and number of Units of the Member are set forth on Schedule A, as such Schedule shall be amended from time to time in accordance with the terms of this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time. Each Person listed on Schedule A, upon (i) his, her or its execution of this Agreement or a counterpart hereto and (ii) receipt (or deemed receipt) by the LLC of such Person's "Capital Contribution" as set forth on Schedule A, is hereby admitted to the LLC as a Member of the LLC.

(b) Representations and Warranties of Members. Each Member hereby represents and warrants to the LLC and acknowledges that:

(i) such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the LLC and making an informed investment decision with respect thereto;

(ii) such Member is able to bear the economic and financial risk of an investment in the LLC for an indefinite period of time;

(iii) such Member is acquiring interests in the LLC for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof;

(iv) the interests in the LLC have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently

registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with;

(v) the execution, delivery and performance by such Member of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(vi) except as otherwise set forth in the FG Purchase Agreement, the determination of such Member to purchase interests in the LLC has been made by such Member independently of any other Member and independently of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the LLC and its Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member; and

(vii) this Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

Section 3.02. No Liability of Members.

(a) No Liability. Except as otherwise required by applicable law and as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the LLC, to any of the other Members, to the creditors of the LLC or to any other third party, for the debts, liabilities, commitments or any other obligations of the LLC or for any losses of the LLC. Each Member shall be liable only to make such Member's Capital Contribution to the LLC, if any, and the other payments provided expressly herein, if any.

(b) Distribution. In accordance with the Act and the laws of the State of Florida, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no Distribution to any Member pursuant to Article V and/or Article X shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

Section 3.03. Authorized Units; Capital Contributions.

(a) Authorized Units. The LLC shall have the authority to issue two classes of Units: "Preferred Units" and "Common Units." The total number of Preferred Units that the LLC is authorized to issue is 1,479,021, 932,099 of which are designated as "Series A Preferred Units", 66,666 of which are designated as "Series A-1 Preferred Units", and 480,256 of which are designated as "Series A-2 Preferred Units". The total number of Common Units that the LLC may issue is 3,479,021, all of which are designated as "Class A Common Units". The LLC shall at all times reserve and keep available out of its authorized but unissued Class A Common Units, solely for the purpose of effecting the conversion of the Preferred Units, such number of its Class A Common Units as shall from time to time be sufficient to effect the conversion, in accordance with the terms of this Agreement, of all outstanding Preferred Units and any Unpaid Preferred Yield that has accrued on the Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units. The LLC shall from time to time in accordance with the laws of the State of Florida increase the authorized amount of its Class A Common Units if at any time the number of Class A Common Units remaining unissued and available for issuance upon conversion of the Preferred Units shall not be sufficient to permit conversion, in accordance with the terms of this Agreement, of the Preferred Units and any Preferred Yield that has accrued on the Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units. The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and series of the Units or the Holders thereof are as set forth herein.

(b) Capital Contributions. Schedule A reflects the Capital Contributions with respect to the Units as of the date hereof made by the Holders of such Units or their predecessors.

(c) Agreed Tax Treatment. For purposes of this Agreement (including, without limitation, for purposes of maintaining Capital Accounts, allocating Profits and Losses, and determining and allocating taxable income, gain, loss, deduction and expense), the transactions contemplated by the FG Purchase Agreement shall be treated for federal, and all applicable state and local, income tax purposes (i) as a tax free contribution pursuant to Section 721 of the Code to the LLC of the intellectual property by the Founder in exchange for Class A Common Units in the LLC, (ii) a tax free contribution pursuant to Section 721 of the Code to the LLC by FG of $250,000 in exchange for 100,000 Series A Preferred Units, and (iii) a tax free contribution pursuant to Section 721 of the Code to the LLC by FG of $400,000 in exchange for 400,000 Series A Preferred Units.

Section 3.04. Issuance of Additional Interests; Additional Members.

(a) Additional Interests. In addition to the Units issued as of the date hereof, subject to this Section 3.04(a) and Section 13.05 below, the Board (including the FG Manager and the Common Manager) may, from time to time, in its sole discretion, subject to the other provisions of this Agreement, authorize and cause the LLC to issue or sell to any Person (including Members and Affiliates of Members) any of the following (which, for purposes of this Agreement, shall be "Additional Interests"):

(i) additional Membership Interests or other interests in the LLC (including new classes or series thereof having different rights);

(ii) securities or interests convertible into or exchangeable for Membership Interests or other interests in the LLC; and

(iii) warrants, options or other rights to purchase or otherwise acquire Membership Interests or other interests in the LLC.

The Board, including the FG Manager and the Common Manager, shall, subject to Section 7.05 and Section 13.05 below, determine the terms and conditions governing the issuance of such Additional Interests, including the number and designation of such Additional Interests, the preference (with respect to Distributions, in liquidation or otherwise) over any other Membership Interests and any contributions required in connection therewith.

(b) Additional Members and Interests. In order for a Person to be admitted as a Member of the LLC with respect to an Additional Interest: (i) the Board (including the FG Manager and the Common Manager) shall have, subject to Section 7.05 and Section 13.05 below, authorized such Additional Interest, (ii) such Person shall execute a counterpart to this Agreement, accepting and agreeing to be bound by all terms and conditions hereof, and shall deliver such documents and instruments as the Board determines to be necessary or appropriate in connection with the issuance of such Additional Interest to such Person or to effect such Person's admission as a Member; and (iii) the Board shall amend Schedule A hereto without the further vote, act or consent of any other Person to reflect such new Person as a Member.

Section 3.05. Certification of Units. Units shall not be certificated, unless the Board shall determine otherwise.

Section 3.06. Conversion. The Holders of Preferred Units shall have conversion rights as follows:

(a) Right to Convert. Each Series A Preferred Unit shall be convertible, at the option of the Holder thereof, and each Series A-1 Preferred Unit and Series A-2 Preferred Units shall be convertible, with the prior written consent of the Company, at any time after the date of issuance of such Preferred Unit, at the office of the LLC or any transfer agent for such Preferred Unit, into such number of Class A Common Units as is determined by adding (i) an amount equal to the applicable Original Issue Price (as defined herein) divided by the applicable Conversion Price (as defined herein) in effect at the time of conversion, plus (ii) in connection with a Sale of the LLC, or an IPO, with respect to Preferred Units, the Unpaid Preferred Yield on such Preferred Unit.

The "Original Issue Price" applicable to each Preferred Unit shall mean the amount set forth opposite such Holder's name on Schedule A hereto under the heading "Original Issue Price". The "Conversion Price" applicable to each Preferred Unit initially shall be the Original Issue Price, subject to adjustment from time to time as provided below.

(b) Automatic Conversion. Each Preferred Unit shall automatically be converted into Class A Common Units at the then effective Conversion Price upon the earlier of (i) the closing of a firm commitment IPO, covering the offer and sale of the LLC's securities (or the securities of any such successor entity as the LLC may be converted into pursuant to Section 10.12) to the public with aggregate offering proceeds to the LLC of at least $50 million, a total equity market value to the public of at least $250 million, at least a 3x cash-on-cash return and a 25% IRR for the holders of the Preferred (a "Qualified Public Offering") as adjusted for stock splits, stock dividends, recapitalizations and the like (a "Qualified Initial Public Offering") or (ii) the consent of Holders of not less than a majority of the then outstanding Series A Preferred Units (voting together and exclusively as a single class), whether given at a meeting of the Holders of the Series A Preferred Units or by written consent in lieu thereof. For the avoidance of any doubt, and notwithstanding anything to the contrary in this Agreement, each Holder of Series A-1 Preferred Units and each Holder of Series A-2 Preferred Units hereby acknowledges and agrees that such Holder and such Holder's Series A-1 Preferred Units and/or Series A-2 Preferred Units shall be bound and subject to automatic conversion upon the consent of Holders of not less than a majority of the then outstanding Series A Preferred Units.

(c) Mechanics of Conversion. No fractional Class A Common Units shall be issued upon conversion of Preferred Units. In lieu of any fractional Units to which the Holder would otherwise be entitled, the LLC shall pay cash equal to such fraction multiplied by the then effective Conversion Price of the Preferred Units.

(d) Status of Converted Units. In the event any Preferred Units shall be converted pursuant to this Section 3.06, the Units so converted shall be canceled, shall not be entitled to any further Distributions pursuant to this Agreement, and shall not be reissued by the LLC.

(e) Adjustment of Conversion Price of Preferred Units. The Conversion Price shall be subject to adjustment from time to time as follows:

(i) Adjustments for Subdivisions or Combinations of Common Units. In the event that at any time after the Original Issue Date the outstanding Common Units shall be subdivided by a split, Distribution or otherwise, into a greater number of Common Units, the Conversion Price of Preferred Units then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event that any time after the Original Issue Date the outstanding Common Units shall be combined or consolidated into a lesser number of Common Units, the Conversion Price of the Preferred Units then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(ii) Adjustments for Reorganizations, Reclassifications or Similar Events. If at any time after the Original Issue Date the Common Units shall be changed into the same or a different number of Units of any other class or classes of Units or other securities or

property, whether by reorganization, reclassification or otherwise, then each Preferred Unit shall thereafter be convertible into the number of Units or other securities or property to which a holder of the number of Common Units of the LLC deliverable upon conversion of such Preferred Units shall have been entitled upon such reorganization, reclassification or other event and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3.06(e) set forth with respect to the rights and interests thereafter of the Holders of Preferred Units, to the end that the provisions set forth in this Section 3.06(e)(ii) (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units.

(iii) Adjustments for Diluting Issues. In addition to the adjustment of the Conversion Price provided above, the Conversion Price of the Series A Preferred Units, Series A-1 Preferred Units and the Series A-2 Preferred Units shall be subject to further adjustment from time to time as follows:

(A) Special Definitions. For purposes of this Section 3.06(e), the following definitions shall apply:

(1) "*Options*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Units.

(2) "*Original Issue Date*" shall mean the date of the original issuance of such Preferred Unit.

(3) "*Convertible Securities*" shall mean securities convertible into or exchangeable for Common Units, either directly or indirectly.

(4) "*Additional Common Units*" shall mean all Common Units issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) by the LLC after the Original Issue Date other than Common Units issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued):

(a) upon conversion of the Preferred Units;

(b) upon exercise of any options or warrants to acquire Common Units, or upon conversion or exchange of any securities issued by the LLC which are convertible into or exchangeable for Common Units;

(c) to employees, consultants or directors pursuant to Unit option, Unit grant, Unit purchase or similar plans or arrangements approved by the Board;

(d) in the case of the Preferred Units, as a Distribution or upon any subdivision of Common Units, provided that the securities issued pursuant to such Distribution or subdivision are limited to additional Common Units, without regard to Section 3.06(e)(iii)(C);

(e) in any merger, sale or other similar transaction approved by the Board, in which the LLC is the surviving entity;

(f) in any financing that is substantially a debt financing, but pursuant to which a lender will receive warrants or other similar equity of the LLC, so long as such financing is approved by the Board, including the FG Manager and the Common Manager;

(g) in any joint venture or other strategic transaction, or to any significant customer, supplier, or other business relation of the LLC or any of its Subsidiaries, as approved by the Board, including the FG Manager and the Common Manager;

(h) if the Board, including the FG Manager, decides that such Units shall not constitute Additional Common Units.

(B) No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made pursuant to Section 3.06(e)(iii)(D) unless the consideration per Unit for an Additional Common Unit issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) by the LLC is less than the Conversion Price in effect on the date of, and immediately prior to, such issuance, and provided that any such adjustment shall not have the effect of increasing the Conversion Price to an amount that exceeds the Conversion Price existing immediately prior to such adjustment.

(C) Deemed Issue of Additional Common Units. Except as otherwise provided in Section 3.06(e)(iii)(A) or Section 3.06(e)(iii)(B), in the event the LLC at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of any Holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Units (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Units issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Common Units are deemed to be issued:

(1) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Common Units upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the LLC, or increase or decrease in the number of Common Units issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof or upon the occurrence of a record date with respect thereto, and

any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease;

(3) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that shall not have been exercised, the Conversion Price computed upon the original issue thereof or upon the occurrence of a record date with respect thereto, and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Units, the only Additional Common Units issued were Common Units, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the LLC for the issue of all such Options, whether or not exercised, plus the consideration actually received by the LLC upon such exercise, or for the issue of all such Convertible Securities, whether or not converted or exchanged, plus the additional consideration, if any, actually received by the LLC upon such conversion or exchange; and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by the LLC for the Additional Common Units deemed to have been then issued was the consideration actually received by the LLC for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the LLC upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(4) no readjustment pursuant to Section 3.06(e)(iii)(C)(2) or Section 3.06(e)(iii)(C)(3) above shall have the effect of increasing the Conversion Price to an amount that exceeds the Conversion Price existing immediately prior to the original adjustment with respect to the issuance of such Options or Convertible Securities, as adjusted for any Additional Common Units issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) between such original adjustment date and such readjustment date;

(5) in the case of any Options that expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options; and

(6) in the case of any Option or Convertible Security with respect to which the maximum number of Common Units issuable upon exercise or conversion or exchange thereof is not determinable, no adjustment to the Conversion Price shall be made until such number becomes determinable.

(D) Adjustment of Conversion Price Upon Issuance of Additional Common Units. Subject to the limitation set forth in Section 3.06(e)(iii)(B), if Additional Common Units are issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) on or after the Original Issue Date without consideration or for a consideration per Unit (computed on an as converted to Common Units basis) less than the Conversion Price in effect

on the date of, and immediately prior to, such issue (a "Dilutive Issue"), then and in such event, such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, (x) the numerator of which shall be the number of Common Units outstanding immediately prior to such issue (including all Common Units issuable upon conversion of the Preferred Units) plus the number of Common Units that the aggregate consideration received by the LLC for the total number of Additional Common Units so issued would purchase at such Conversion Price, and (y) the denominator of which shall be the number of Common Units outstanding immediately prior to such issue (including all Common Units issuable upon conversion of the Preferred Units) plus the number of such Additional Common Units so issued.

(E) Determination of Consideration. For purposes of this Section 3.06(e)(iii), the consideration received by the LLC for any Additional Common Units issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the LLC after deducting any discounts or commissions paid by the LLC with respect to such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board, including the FG Manager and the Common Manager; and

(c) if Additional Common Units are issued (or, pursuant to Section 3.06(e)(iii)(C), deemed to be issued) together with other Units or securities or other assets of the LLC for consideration that covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as determined in good faith by the Board including the FG Manager and the Common Manager.

(2) Options and Convertible Securities. The consideration received by the LLC for Additional Common Units deemed to have been issued pursuant to Section 3.06(e)(iii)(C), relating to Options and Convertible Securities, shall be the sum of (x) the total amount, if any, received or receivable by the LLC as consideration for the issue of such Options or Convertible Securities, plus (y) the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the LLC upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3.06, the LLC at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of Preferred Units to which such adjustment pertains a certificate setting

forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The LLC shall, upon the written request at any time of any Holder of Preferred Units, furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of Common Units and the amount, if any, of other property that at the time would be received upon the conversion of such Holder's Preferred Units.

(g) No Impairment. Except as authorized by Section 7.05 and Section 13.05 below, the LLC shall not amend this Agreement or participate in any reorganization, recapitalization, Liquidation Event, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed under this Section 3.06 by the LLC, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the Holders of the Preferred Units against dilution or other impairment.

Article IV
CAPITAL ACCOUNTS

Section 4.01. Establishment and Determination of Capital Accounts.

(a) Maintenance of Capital Accounts. The LLC shall maintain a separate capital account ("Capital Account") for each Member on its books initially reflecting an amount equal to such Member's initial Capital Contribution. Each Member's Capital Account shall be:

(i) increased by any additional Capital Contributions made by such Member pursuant to the terms of this Agreement and such Member's share of Profits and any other items of income and gain allocated to such Member pursuant to Article V;

(ii) decreased by such Member's share of Losses and any other deduction allocated to such Member pursuant to Article V and any Distributions made to such Member of cash or the Fair Market Value of any other property (net of liabilities assumed by such Member and liabilities to which such property is subject); and

(iii) adjusted as otherwise required by the Code and the Treasury Regulations issued thereunder, including but not limited to, the rules of Treasury Regulation Section 1.704-1(b)(2)(iv).

Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

(b) Initial Capital Accounts. The initial Capital Account (adjusted for the transactions contemplated in Section 3.03(b)) for each Member is as set forth on Schedule A.

Section 4.02. Computation of Amounts. For purposes of computing the amount of any item of Profits and Losses to be allocated pursuant to Article V and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as

its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose), provided that:

(a) The computation of all items of income, gain, loss and deduction shall include tax-exempt income and those items described in Treasury Regulation Section 1.704-1(b)(2)(iv)(*i*), without regard to the fact that such items are not includible in gross income or are not deductible for federal income tax purposes.

(b) If the Book Value of any LLC property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*e*) or (*f*), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(c) Items of income, gain, loss or deduction attributable to the disposition of LLC property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(d) Items of depreciation, amortization and other cost recovery deductions with respect to LLC property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*g*).

(e) To the extent an adjustment to the adjusted tax basis of any LLC asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

Section 4.03. **Negative Capital Accounts**. No Member shall be required to pay to the LLC or any other Member any deficit or negative balance that may exist from time to time in such Member's Capital Account.

Section 4.04. **LLC Capital**. No Member shall be paid interest on any Capital Contribution to the LLC or on such Member's Capital Account, and no Member shall have any right (a) to demand, except as otherwise specifically provided herein, the return of such Member's Capital Contribution or any other Distribution from the LLC (whether upon resignation, withdrawal or otherwise), except upon dissolution of the LLC pursuant to Article XI, or (b) to cause a partition of the LLC's assets.

Section 4.05. **Adjustments to Book Value.** After the date hereof, the LLC shall adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) in connection with the issuance of Units in the LLC or at such other time as provided in such regulation, unless the Board determines that no such adjustment should be made. Any such increase or decrease in Book Value of an asset shall be specially allocated as a gain or loss to the Capital Accounts of the Members under Section 5.03(d).

Article V
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

Section 5.01. **Distributions**. Subject to Section 5.04, or except as otherwise provided in Section 5.01(a)(v), upon a Liquidation Event, all of the proceeds thereof, net of expenses incurred or owing and reasonable reserves for other expenses and contingencies, as determined by the Board, shall be distributed to the Members as promptly as possible, and shall be made to the Holders, in the following order and priority: First, to the Holders of Series A Preferred Units, Holders of Series A-1 Preferred Units and Holders of Series A-2 Preferred Units, an amount equal to the aggregate Unpaid Preferred Yield with respect to their Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units outstanding immediately prior to such Distribution (in the proportion that each Preferred Holder's share of Unpaid Preferred Yield with respect to such Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units bears to the aggregate Unpaid Preferred Yield with respect to all Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units outstanding immediately prior to such Distribution) until each such Holder has received cumulative Distributions with respect to its Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units pursuant to this Section 5.01(a)(i) and Section 5.04 in an amount equal to the aggregate Unpaid Preferred Yield with respect to such Holder's Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units outstanding immediately prior to such Distribution, and no Distribution or any portion thereof shall be made pursuant to Section 5.01(a)(ii) through Section 5.01(a)(iv) below until the entire amount of the Unpaid Preferred Yield with respect to the Series A Preferred Units, Series A-1 Preferred Units and Series A-2 Preferred Units outstanding immediately prior to such Distribution has been paid in full;

(ii) Second, to the Holders of Preferred Units, an amount equal to the aggregate Unreturned Capital with respect to their Preferred Units outstanding immediately prior to such Distribution (in the proportion that each Preferred Holder's share of Unreturned Capital with respect to its Preferred Units outstanding immediately prior to such Distribution bears to the

aggregate Unreturned Capital with respect to all Preferred Units outstanding immediately prior to such Distribution) until each such Holder has received cumulative Distributions with respect to its Preferred Units pursuant to this Section 5.01(a)(ii) in an amount equal to the aggregate Unreturned Capital with respect to its Preferred Units outstanding immediately prior to such Distribution, and no Distribution or any portion thereof shall be made under Section 5.01(a)(iii) through Section 5.01(a)(iv) below until the entire amount of the Unreturned Capital with respect to the Preferred Units outstanding immediately prior to such Distribution has been paid in full;

(iii) Third, to the Holders of Common Units, an amount equal to the aggregate Unreturned Capital with respect to their Common Units outstanding immediately prior to such Distribution (in the proportion that each Common Holder's share of Unreturned Capital with respect to its Common Units outstanding immediately prior to such Distribution bears to the aggregate Unreturned Capital with respect to all Common Units outstanding immediately prior to such Distribution) until each such Holder has received cumulative Distributions with respect to its Common Units pursuant to this Section 5.01(a)(iii) in an amount equal to the aggregate Unreturned Capital with respect to its Common Units outstanding immediately prior to such Distribution, and no Distribution or any portion thereof shall be made under Section 5.01(a)(iv) through Section 5.01(a)(v) below until the entire amount of the Unreturned Capital with respect to the Common Units outstanding immediately prior to such Distribution has been paid in full; and

(iv) Fourth, to the Holders of Common Units, an amount equal to the remainder of any Distributions (in proportion to the number of Common Units held by each Holder immediately prior to such Distribution bears to the aggregate number of Common Units outstanding immediately prior to such Distribution).

(v) Notwithstanding anything in this Section 5.01(a) to the contrary, and subject to Section 5.04, upon the occurrence of a Liquidation Event, (i) if the Holders of a particular series of Preferred Units would receive a greater aggregate Distribution if all Holders of such series of Preferred Units were to convert all of such Preferred Units into Class A Common Units immediately prior to such Liquidation Event, then in such case the Holders of such series of Preferred Units shall be deemed to have converted all of their Preferred Units into Class A Common Units in accordance with the terms of this Agreement as of immediately prior to the applicable Distribution and the applicable Distribution shall be made after taking into account such deemed conversion, provided, however, that the amount of cumulative Distributions to a Holder of Preferred Units under this Section 5.01(a)(v) shall be reduced by an amount equal to (x) the amount of all previous Distributions to such Holder in respect of such Holder's Preferred Units under Section 5.01(a)(i) and Section 5.01(a)(ii) *minus* (y) the amount such Holder would have received in respect of all previous Distributions upon Liquidation Events had such Holder's Preferred Units been deemed to have been converted into Class A Common Units immediately prior to any such Distribution, and provided, further, that this Section 5.01(a)(v) shall apply to any Distribution to Holders of Preferred Units in respect of their Preferred Units upon each Liquidation Event that occurs after the date of a Distribution made pursuant to this Section 5.01(a)(v).

(vi) Notwithstanding the foregoing provisions of Section 5.01, no Member shall receive a Distribution to the extent the Distribution will create or increase a deficit

in such Member's Capital Account after taking into account all allocations of Profits and Losses that would be made pursuant to Section 5.02 for such Fiscal Year.

(b) Subject to Section 5.04, Distributions other than Distributions upon a Liquidation Event pursuant to Section 5.01(a) above shall be made when and as declared by the Board, including the Common Manager, to the Holders of Common Units, pro rata, provided, however, that for purposes of any Distributions made pursuant to this Section 5.01(b), the Holders of Preferred Units shall be deemed to have converted their Preferred Units into Class A Common Units in accordance with the terms of this Agreement as of immediately prior to any Distribution pursuant to this Section 5.01(b) and such Distribution shall be made after taking into account such deemed conversion. Distributions made to a Member under this Section 5.01(b) shall be credited against amounts such Member would otherwise be entitled to receive pursuant to Section 5.01(a)(i) and Section 5.01(a)(ii), with such amounts deemed to first fully offset amounts such Member would otherwise be entitled to receive pursuant to Section 5.01(a)(i) and then offset amounts such Member would otherwise be entitled to receive pursuant to Section 5.01(a)(ii).

Section 5.02. Allocation of Profits and Losses. For each Fiscal Year of the LLC, after adjusting each Member's Capital Account for all Capital Contributions and Distributions during such Fiscal Year and all special allocations pursuant to Section 5.03 with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to Section 5.03) shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Accounts of the Members (which may be either a positive or negative balance) shall equal, as nearly as possible, (a) the amount that would be distributed to such Member, determined as if the LLC were to dispose of all of its assets for the Book Value thereof and distribute the proceeds thereof pursuant to Section 11.02, minus (b) the sum of (i) such Member's share of LLC Minimum Gain (as determined according to Treasury Regulation Sections 1.704-2(d) and (g)(3)) and Member Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(i)) and (ii) the amount, if any, such Member is obligated to contribute to the capital of the LLC as of the last day of such Fiscal Year, provided, however, that no deductions or losses may be allocated to a Member to the extent such an allocation would result in or increase a deficit in such Member's Capital Account.

Section 5.03. Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.02:

(a) Nonrecourse Deductions shall be allocated to the Holders of Common Units, pro rata in proportion to the total number of such Units held by each such Holder. If there is a net decrease in LLC Minimum Gain during any Taxable Year, each Member shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in LLC Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(f)(6). This Section 5.03(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any Taxable Year, each Member that has a share of such Member Minimum Gain shall be specially allocated items of income or gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to that Member's share of the net decrease in Member Minimum Gain. Items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.03(b) is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) If any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulation Section 1.704-l(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), items of income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the adjusted capital account deficit (determined according to Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)) created by such adjustments, allocations or Distributions as quickly as possible. This Section 5.03(c) is intended to comply with the qualified income offset requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d) Any gain or loss from an adjustment of the Book Values of the LLC's assets pursuant to Section 4.05 shall be specially allocated among the Holders as follows:

(i) In the case of such an adjustment in connection with the issuance of Commons Units upon a conversion (or deemed conversion pursuant to Section 5.01(a)(vi) of Preferred Units, among the Holders who held Common Units immediately prior to such issuance and the Holders who received Common Units upon such issuance, in the proportion that the number of Common Units held by each such Holder immediately following such conversion bears to the total number of Common Units held by all such Holders immediately following such conversion.

(ii) In the case of any adjustment not described in Section 5.03(d)(i) above, among the Holders in the proportion that the number of Common Units held by each such Holder immediately prior to such issuance bears to the total number of Common Units outstanding immediately prior to such issuance.

(e) The allocations set forth in Section 5.03(a), (b) and (c) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits and Losses among Members so that, to the extent possible, the net amount of such allocations of Profits and Losses and other items and the Regulatory Allocations (including Regulatory Allocations that, although not yet made, are expected to be made in the future) to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.04. Tax Distributions.

(a) General. To the extent funds of the LLC may be available for Distribution by the LLC, at least five (5) days prior to the due date of individual federal estimated tax payments with respect to each Fiscal Quarter, the Board shall cause the LLC to distribute to the Members with respect to each such Fiscal Quarter of the LLC an amount of cash (a "Tax Distribution") which in the good faith judgment of the Board equals the Tax Percentage of the taxable income of the LLC for such Fiscal Quarter, with such Tax Distributions to be made to the Members in the same proportions that Profits of the LLC are or would be allocated to the Members during such Fiscal Quarter. The "Tax Percentage" shall be the highest combined marginal federal and state income tax rates applicable to any Member as of the time of a Tax Distribution. The Tax Percentage shall apply to all Members. In the event that the LLC recognizes a gain on the sale of a capital asset during such Fiscal Quarter, the Board shall cause the LLC to make a Tax Distribution to all Members in the same manner as described in the preceding sentence, but in lieu of the Tax Percentage, the Board may, if applicable, reduce such rate to take into account the federal and state tax rates applicable to an individual taxpayer on net capital gains applicable in the Fiscal Year that includes such Fiscal Quarter.

(b) Limitations. Any distributions required to be made to a Member under Section 5.04(a) with respect to any Fiscal Quarter shall be reduced by the amount of any distributions the LLC shall have made or shall be making to such Member in accordance with Section 5.01, Section 5.04(a) or otherwise during the Fiscal Year in which such Fiscal Quarter falls. The Board shall not cause the LLC to make any Tax Distribution under Section 5.04(a) if the making of such Tax Distribution would constitute a violation of the Act or any contract under which the LLC or a Subsidiary of the LLC is bound relating to or entered in connection with Indebtedness of the LLC. Any Tax Distributions that are not made by reason of the preceding sentence shall be made as soon as reasonably practicable after the conditions set forth in the previous sentence are no longer applicable.

(c) Offset. Tax Distributions made to a Member under Section 5.04(a) shall be credited against amounts such Member would otherwise be entitled to receive pursuant to Section 5.01.

Section 5.05. Tax Allocations: Code Section 704(c).

(a) Subject to Section 5.05(b) through Section 5.05(f), the income, gains, losses, deductions and expenses of the LLC shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and expenses among the Members for purposes of computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the LLC's subsequent income, gains, losses, deductions and expenses shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocations set forth herein in computing their Capital Accounts.

(b) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, deduction and expense with respect to any property contributed to

the capital of the LLC shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the LLC for federal income tax purposes and its Fair Market Value at the time of contribution.

(c) If the Book Value of any LLC asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations pursuant to this Section 5.05 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provisions of this Agreement.

(f) The LLC shall make allocations pursuant to this Section 5.05 in accordance with the traditional allocation method (as defined in Treasury Regulation Section 1.704-3(b)) unless the Board selects an alternative method. Allocations pursuant to this Section 5.06 are solely for federal, state and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or Distributions pursuant to any provision of this Agreement.

Section 5.06. In-Kind Distributions. At any time, and from time to time, at the direction of the Board the LLC may distribute to its Members securities or other property held by the LLC; provided that any such distribution shall not satisfy any of the LLC's obligations pursuant to Section 5.04 (concerning Tax Distributions). In any Distribution pursuant to this Section 5.06, the property so distributed shall be distributed among the Members in the same proportions as cash equal to the Fair Market Value of such property would be distributed among the Members pursuant to Section 5.01. The Board may require as a condition of distribution of securities hereunder that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further transfer of the distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on transfer with respect to such laws.

Article VI
MANAGEMENT

Section 6.01. Management by the Board of Managers. Except for cases in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, and subject to the provisions of Section 6.02, the powers of the LLC shall be

exercised by or under the authority of, and the business and affairs of the LLC shall be managed solely under the direction of, a board of managers constituted in accordance with this Agreement (the "Board"), and the Board shall have authority to make all decisions regarding the operation and management of the LLC, except as specifically delegated to an officer of the LLC by resolution of the Board.

Section 6.02. Board Composition.

(a) Each Member shall vote all of his, her or its Units and any other voting securities of the LLC over which such Member has voting control and shall take all other necessary or desirable actions, within his, her or its control (whether in his, her or its capacity as a member, manager, member of a committee or officer of the LLC or any equivalent positions of any Subsidiary of the LLC or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the LLC shall take all necessary and desirable actions within its control (including, without limitation, calling special Board and member meetings), so that:

(i) The Board shall consist of five (5) Managers comprised of the following individuals who shall be elected to the Board:

(A) so long as FG owns any Units, one (1) Manager designated by FG, who initially shall be Christopher Findlater (the "FG Manager");

(B) so long as Guy Saperstein owns any Units, one (1) Manager designated by Guy Saperstein, who initially shall be Guy Saperstein;

(C) so long as Abundance 2020 owns any Units, one (1) Manager designated by Abundance 2020, who initially shall be Fe Maldonado;

(D) so long as Omar Rivero owns any Units, one (1) Manager designated by Omar Rivero, who initially shall be Omar Rivero; and

(E) one (1) Manager designated by the Holders of a majority of the Class A Common Units, who initially shall be Omar Rivero (the "Common Manager").

(ii) The composition of the Board (or any other governing entity delegated thereby) of any of the LLC's Subsidiaries at all times shall be the same as that of the Board.

(b) The removal at any time from the Board (with or without cause) of any Manager shall be at the written request of the Person or Persons entitled to designate such Manager to the Board at such time, or in the event that any Manager has taken an action that would constitute Cause, by a majority of the Board (excluding for such purposes the Manager in question). In the event of any removal of any Manager from the Board, the Holders entitled to appoint such Manager shall be entitled to appoint a new Manager to fill such vacancy.

(c) In the event that any Manager designated pursuant to clause (B) of the foregoing Section 6.02(a)(i) ceases to serve as a Manager due to the termination of his

employment as chief executive officer of the LLC, then the size of the Board shall be reduced by such resulting vacancy until a new chief executive officer of the LLC is appointed.

Section 6.03. Resignation.A Manager may resign from the Board by delivering his, her or its written resignation to the LLC at the LLC's principal office. Said resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the happening of some other event.

Section 6.04. Meetings of and Actions by the Board.

(a) A majority of the total number of Managers designated pursuant to Section 6.02, shall constitute a quorum for the transaction of business of the Board. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, except as otherwise expressly set forth in this Agreement, the act of a majority of the Managers constituting a quorum and entitled to vote on such matter shall be the act of the Board.

(b) The LLC shall pay the reasonable out-of-pocket expenses incurred by each Manager in connection with attending meetings of the Board and any committee thereof. Except for reimbursement of reasonable out of pocket expenses incurred in connection with attending meetings of the Board, Managers that are employees of the LLC or its Subsidiaries shall not be compensated for their services as Managers of the Board. Managers that are not employees of the LLC or its Subsidiaries may be entitled to receive, if and only if determined by the Board, compensation for their services as Managers of the Board.

(c) Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board.

(d) Special meetings of the Board may be called by any two (2) Managers at any time on at least twenty-four (24) hours' actual notice to each other Manager. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for in this Agreement.

(e) Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) In the event that the Board is required to consider any matter arising out of or related to a claim by any Purchaser Indemnified Party (as such term is defined in the FG Purchase Agreement) pursuant to Section 7.2(a) of the FG Purchase Agreement, the Board, including the FG Manager, shall on a case by case basis determine whether such action requires the recusal of the FG Manager. In such case or cases, (i) the FG Manager shall be recused and shall have no authority with respect to such matter, (ii) notwithstanding the provisions of Section 6.04(a) above, a majority of the total number of Managers other than the FG Manager shall constitute a quorum for the consideration of any such matter, and (iii) the act of a majority of the Managers (each Manager having one vote per person) constituting such a quorum pursuant to clause (ii) shall be the act of the Board. Each Member hereby agrees that the Board, acting

pursuant to this Section 6.04(f), shall have the authority to cause each Subsidiary of the LLC to act in any manner it deems consistent with or required by any action taken by it pursuant to this Section 6.04(f), regardless of any action or omission of the board of directors of such Subsidiary. The scope of the recusal described by this Section 6.04(f) for such matters arising out of or related to a claim shall be determined as narrowly as possible so as to allow the FG Manager to participate as a member of the Board to the maximum extent possible.

Section 6.05. Committees. The Board may form one or more committees, each committee to consist of one or more Managers. The Board shall determine which Managers serve on any such committee; provided, however, that the FG Manager shall serve on any such committee (including without limitation the audit committee) at FG's option. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all of the powers and authority of the Board. Meetings of any committee shall be held on at least twenty-four (24) hours' actual prior notice to each committee member and each other Person entitled to receive notice of such meetings. At every meeting of any such committee, the presence of a majority of all members thereof shall constitute a quorum, and the affirmative vote of a majority of Managers present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time.

Section 6.06. Action by Written Consent or Telephone Conference. Any action permitted or required by the Act, the Articles or this Agreement to be taken at a meeting of the Board (or any committee of the Board) may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by a majority of the Managers (or members of such committee) then serving on the Board (or such committee); *provided* that such majority shall be required to include the FG Manager and the Common Manager. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Florida. Subject to the requirements of the Act, the Articles or this Agreement for notice of meetings, the Managers or members of any committee of the Board may participate in and hold a meeting of the Board or any committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Article VII
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.01. Performance of Duties. In performing a Member's or a Manager's duties hereunder, each such Person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the LLC or any facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid) of the following other Persons or groups: one or more employees of the LLC or its Subsidiaries, any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on

behalf of the LLC or its Subsidiaries, the Board or any committee of the Board; or any other Person who has been selected with reasonable care by or on behalf of the LLC, the Board or any committee of the Board in each case as to matters which such relying Person reasonably believes to be within such other Person's competence. No Member or Manager of the LLC shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the LLC, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Member or a Manager of the LLC.

Section 7.02. Meetings. Meetings of the Members may be called by a majority of the Board, by the Holders of at least a majority of the then issued and outstanding Series A Preferred Units or by the Holders of at least a majority of the then issued and outstanding Common Units upon ten (10) days' notice to all Members in writing or by telephone or facsimile. No business shall be acted upon at a special meeting that is not stated in the notice of the meeting. Meetings of Members may be held by telephone or any other communications equipment by means of which all participating Members can simultaneously hear each other during the meeting.

Section 7.03. Quorum. No action may be taken at a meeting of Members unless a quorum consisting of the Holders of at least a majority of the Units (on an as-converted basis) are present.

Section 7.04. Action by Written Consent. Any action which may be taken by the Members, or by any class of Members, under this Agreement may be taken without a meeting if consents in writing setting forth the action so taken are signed by Members who own Units having voting power to cast not less than the minimum number of votes necessary for such action to be taken by the Members. All Members who do not participate in taking the action by written consent shall be given written notice thereof by the LLC promptly after such action has been taken.

Section 7.05. Voting Rights; Required Vote.

(a) General. Except as otherwise required by law, (i) each Holder of Series A Preferred Units shall be entitled to the number of votes equal to the number of Class A Common Units into which such Holder's Preferred Units are convertible at the record date for determination of the Members entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of Members is solicited; (ii) each Holder of Series A-1 Preferred Units shall have no right to vote on any matter; and (iii) (ii) each Holder of Series A-2 Preferred Units shall have no right to vote on any matter. Except as otherwise required by law, each Holder of Class A Common Units shall be entitled to the number of votes equal to the number of Class A Common Units held by such Holder at the record date for determination of the Members entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of Members is solicited. Except as required by law or as otherwise set forth herein, all Series A Preferred Units and all Class A Common Units shall vote together on all matters as a single class. Fractional votes by the Holders of the Series A Preferred Units shall not, however, be permitted, and any fractional voting rights shall (after aggregating all Units into which Series A Preferred Units held by each holder could be converted) be rounded down to the nearest whole number. There shall be no cumulative voting.

(b) Approval by Series A Preferred Unit Holders. The LLC shall not, and shall not permit any of its Subsidiaries to, without first obtaining the approval of the Holders of not less than a majority of the then outstanding Series A Preferred Units:

(i) Amend, alter or repeal this Agreement or the Articles if the effect would be to change the rights, privileges or preferences of the Series A Preferred Units or would be detrimental or adverse in any manner with respect to the rights, privileges or preferences of the Series A Preferred Units (including any amendment alteration or waiver accomplished through a merger, consolidation or other transaction), or waive any right or provision thereof; or

(ii) Except as otherwise expressly permitted by this Agreement, increase or decrease the authorized number of Managers constituting the Board.

(c) Approval by Class A Common Unit Holders. The LLC shall not, and shall not permit any of its Subsidiaries to, without first obtaining the approval of the Holders of not less than a majority of the then outstanding Class A Common Units:

(i) Create or authorize the creation of any additional class or series of Units, or increase the authorized amount of the any class or series of Units, or create or authorize any obligation or security convertible into Units or into securities of any other class or series of Units, whether any such creation, authorization or increase shall be by means of amendment to this Agreement or by merger, consolidation or otherwise;

(ii) Amend, alter or repeal this Agreement or the Articles if the effect would be to change the rights, privileges or preferences of the Class A Common Units or would be detrimental or adverse in any manner with respect to the rights, privileges or preferences of the Class A Common Units (including any amendment alteration or waiver accomplished through a merger, consolidation or other transaction), or waive any right or provision thereof;

(iii) Pay any Distribution on any Units, or securities convertible into Units, other than Distributions made pursuant to Section 5.01 or Section 5.04; or

(iv) Except as otherwise expressly permitted by this Agreement, increase or decrease the authorized number of Managers constituting the Board.

(d) Approval by Holders of Series A-1 Preferred Unit and Holders of Series A-2 Preferred Unit. The LLC shall not, and shall not permit any of its Subsidiaries to, without first obtaining the approval of the Holders of not less than a majority of the then outstanding Series A-1 Preferred Unit and Series A-2 Preferred Unit (as a single class):

(i) Amend, alter or repeal this Agreement or the Articles if the effect would be to adversely change the rights, privileges or preferences of the Series A-1 Preferred Unit and Series A-2 Preferred Unit Holders in a manner disproportionate to the Series A Preferred Units; *provided*, *however*, *that* if the Series A Preferred Unit Holders approve such amendment, alteration or repeal under Section 7.05(b)(i), then the Holders of Series A-1 Preferred Unit and Holders of Series A-2 Preferred Unit shall have no right to approve such amendment, alteration or repeal and this Section 7.05(c)(i) shall have no force and effect with respect thereof.

Section 7.06. Waivers of Notice. Whenever the giving of any notice to Members is required by statute or this Agreement, a waiver thereof, in writing and delivered to the LLC signed by the Person or Persons entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance of a Member at a meeting or execution of a written consent to any action shall constitute a waiver of notice of such meeting or action, unless such Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 7.07. Lack of Authority. No Member (other than the Managers or an authorized officer of the LLC) has the authority or power to act for or on behalf of the LLC, to do any act that would be binding on the LLC or to make any expenditures on behalf of the LLC.

Section 7.08. Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member or Manager of the LLC shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member or Manager of the LLC. No Member in his or her capacity as a Member shall have any power to represent, act for, sign for or bind the Managers or the LLC, and the Members hereby consent to the exercise by the Managers of the LLC of the powers conferred on them by law and this Agreement.

Section 7.09. Investment Opportunities and Conflicts of Interest. To the fullest extent permitted by law, the doctrine of corporate opportunity shall not apply to FG, the FG Manager, any other Investor Member, or any of its or their Affiliates; *provided* that both the FG Manager and FG shall be required to give the LLC prompt notice of any such activities that would otherwise trigger the corporate opportunity doctrine at any time that FG has a representative on the Board. The LLC renounces any interest or expectancy of the LLC in being offered an opportunity by FG, the FG Manager, any other Investor Member, or any of its or their Affiliates, to participate in business opportunities that are from time to time presented to such Persons. Except as otherwise set forth above in this Section, neither FG, the FG Manager, any other Investor Member nor any of their Affiliates shall have any duty to communicate knowledge of or offer any potential transaction, agreement, arrangement or other matter that may be an opportunity for the LLC to the LLC, and neither FG, the FG Manager, any other Investor Member nor any of their Affiliates shall be liable to the LLC or to the Members for breach of any fiduciary or other duty solely by reason of the fact that such Person directs such opportunity to another Person or does not communicate such opportunity or information to the LLC. No amendment or repeal of this Section 7.09 shall apply to or have any effect on the liability or alleged liability of FG, the FG Manager, any other Investor Member or any of its or their Affiliates for or with respect to any opportunities of which FG, the FG Manager, any other Investor Member or any of its their Affiliates become aware prior to such amendment or repeal.

Article VIII
TAX MATTERS

Section 8.01. Tax Returns. The LLC shall cause to be prepared and filed all necessary federal, state and local income tax returns for the LLC and shall use all commercially reasonable

efforts to furnish to each Member a Schedule K-1 within sixty (60) days of, or, if later, as soon as reasonably practicable following, the close of the LLC's Taxable Year. The LLC shall make any elections the Board may deem appropriate and in the best interests of the Members. Each Member shall furnish to the LLC all pertinent information in its possession relating to LLC operations that is necessary to enable the LLC's income tax returns to be prepared and filed.

Section 8.02. Tax Matters Partner.

(a) FG shall be the initial "tax matters partner" of the LLC pursuant to Code Section 6231(a)(7) (the "Tax Matters Member"). FG shall consult with the Board on all matters determined pursuant to this Section 8.02. In the event that FG elects to no longer serve as the Tax Matters Member, the Members shall elect, by majority vote, a new Tax Matters Member.

(b) The Tax Matters Member is authorized to represent the LLC before the Internal Revenue Service and any other governmental agency with jurisdiction, and to sign such consents and to enter into settlements and other agreements with such agencies as the Board deems necessary or advisable.

(c) The Tax Matters Member may, in its sole discretion, make or revoke any election under the Code or the Treasury Regulations issued thereunder (including for this purpose any new or amended Treasury Regulations issued after the date of formation of the LLC), and shall, upon the written request of an Assignee, make an election under Code Section 754.

(d) Promptly following the written request of the Tax Matters Member, the LLC shall, to the fullest extent permitted by law, reimburse and indemnify the Tax Matters Member for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Tax Matters Member in connection with any administrative or judicial proceeding (i) with respect to the tax liability of the LLC and/or (ii) with respect to the tax liability of the Members in connection with the operations of the LLC.

(e) The provisions of this Section 8.02 shall survive the termination of the LLC or the termination of any Member's interest in the LLC and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the LLC or the Members.

Article IX
BOOKS, REPORTS AND LLC FUNDS

Section 9.01. Maintenance of Books. The LLC shall keep books and records of accounts in accordance with GAAP and shall keep minutes of the proceedings of its Members and each committee.

Section 9.02. Fiscal Year. The Fiscal Year shall be the accounting year of the LLC for financial reporting purposes.

Section 9.03. LLC Funds. The LLC may not commingle the LLC's funds with the funds of any Member or the funds of any Affiliate of any Member.

Section 9.04. Reserves. The Board may from time to time establish such cash reserves as it shall determine is necessary or advisable.

Section 9.05. Information. At any time prior to the closing of a Qualified Initial Public Offering, the LLC shall deliver to each Investor Member and to each holder of at least 100,000 Class A Common Units:

(a) as soon as practicable, but in any event within 60 days after the end of each fiscal year of the LLC, a statement of profits and losses of the LLC for such fiscal year, a cash flow statement of the LLC for such fiscal year, and a balance sheet of the LLC as of the end of such fiscal year (individually a "Financial Statement", and collectively, the "Financial Statements"), with each such Financial Statement to be in reasonable detail, prepared in accordance sound accounting principles consistently applied, and prepared by a firm of independent public accountants acceptable to the Board, including the FG Manager and the Common Manager;

(b) as soon as practicable, but in any event within 45 days after the end of each of the first three quarters of each fiscal year of the LLC, unaudited statements of income and cash flows of the LLC for such fiscal quarter and an unaudited balance sheet of the LLC as of the end of such fiscal quarter;

(c) concurrently with the delivery of the financial statements specified in subsections (a) and (b) of this Section 9.05, a management's report discussing and analyzing all material activities and events that occurred during the most recent quarter and all variances from the LLC's budget;

(d) as soon as practicable, but in any event within 30 days of the end of each calendar month, unaudited statements of profits and losses, and cash flows, and an unaudited balance sheet of the LLC for and as of the end of such month, in reasonable detail;

(e) as soon as practicable, but in any event at least 30 days prior to the end of each fiscal year, a budget and business plan of the LLC and each Subsidiary for the next fiscal year, prepared on a monthly basis, and, reasonably promptly after preparation thereof, any other budgets or revised budgets prepared by the LLC;

(f) notice of material changes to the LLC's and its Subsidiaries' budgets immediately upon actual knowledge of the LLC of the occurrence of such material change; and

(g) such other information relating to the financial condition, business, prospects or corporate affairs of the LLC as such Investor Member may from time to time request.

Section 9.06. Inspection. During any period in which an Investor Member is entitled to receive the materials specified in Section 9.05 hereof, the LLC shall permit such Investor Member, at its expense, to visit and inspect the LLC's and its Subsidiaries' properties, to examine its books of account and records and to discuss the LLC's and its Subsidiaries' affairs, finances and accounts with its officers, all during reasonable business hours and upon reasonable prior notice.

Article X
TRANSFERS OF MEMBERSHIP INTERESTS AND OTHER EVENTS

Section 10.01. Transfers by Members.

(a) No Member may directly or indirectly sell, assign, transfer, exchange, mortgage, pledge, grant a security interest in, or otherwise dispose of or encumber (including by operation of law) all or any part of such Member's Membership Interest (including any Unit or Unit Equivalents) (each such event, a "Transfer"), except pursuant to Section 10.02, Section 10.03 or Section 10.04 or to the extent exempted from the foregoing restrictions pursuant to Section 10.01(b), and no such Transfer (other than pursuant to Section 10.04 or the second proviso to the second sentence of Section 10.01(b)) shall relieve the transferor of its obligations hereunder unless such transferee is admitted as a substitute Member pursuant to Section 10.07.

(b) The restrictions set forth in Section 10.01(a) shall not apply with respect to any Transfer of Units by any Member (i) in the case of any Member who is an individual, pursuant to applicable laws of descent and distribution or among such Member's Family Group, or (ii) in the case of an Investor Member, to any Affiliate of such Investor Member (the transferees in (i) and (ii) to whom such Units are Transferred are referred to herein as "Permitted Transferees"); provided, that, the restrictions contained in this Article X shall continue to be applicable to the transferred Units after any such Transfer; provided, further, that the Permitted Transferees shall have executed and delivered to the Board an agreement in form and substance satisfactory to the Board to be bound by the terms herein in the same manner and to the same extent as the transferor thereof, including assuming the obligations of the transferor hereunder with respect to the Units so transferred (a "Member Assent"). Upon execution and delivery of a Member Assent by each of the LLC and a Permitted Transferee, such Permitted Transferee shall be admitted as a substitute Member hereunder and the transferor shall be relieved of his, her or its obligations hereunder. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferee entities and then disposing of all or any portion of such party's interest in any such Permitted Transferee entity.

Section 10.02. Right of First Offer.

(a) Right of First Offer. Subject to the terms and conditions specified in this section, the LLC hereby grants to each Member who holds at least four percent (4%) of the total outstanding Units a right of first offer with respect to future sales by the LLC of its Membership Interests (including all Units); provided that such right shall apply only to the extent that each such Investor Member is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities Act. Each Investor Member shall be entitled to apportion the rights of first offer hereby granted it among itself and its partners and Affiliates in such proportions as it deems appropriate. Subject to Section 10.02(b) below, each time the LLC proposes to offer any Membership Interests (including any Units), or securities convertible into or exercisable for any class or series of Units, the LLC shall first make an offer to the Investor Members to purchase their pro rata share of such offering in accordance with the following provisions.

(b) Procedure for Exercise. The LLC shall deliver a notice (the "Offer Notice") to the Investor Members who holds at least four percent (4%) of the total outstanding Units stating (i) the number of Units offered in the applicable offering and (ii) the price and terms, if any, upon which it proposes to offer such Units. Within 45 days after giving of the Offer Notice, the applicable Investor Members may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to that portion of such Units which equals the proportion that the number of Units and Unit Equivalents then held by such Investor Member bears to the total number of Units and Unit Equivalents of the LLC then outstanding, by paying the purchase price therefor at the principal office of the LLC. Each Investor Member shall have an over-allotment option with respect to any Units that other Members of the LLC elect not to purchase and may exercise such option in the same manner provided above within 15 days after receipt of notice from the LLC of such over-allotment Units, which notice shall be delivered within five days of the expiration of the initial 45-day period.

(c) Excluded Issuances. The rights of first offer set forth in this Section shall not be applicable to issuances of (i) Class A Common Units upon conversion of Preferred Units, (ii) Common Units issuable upon the exercise of any options or warrants to acquire Common Units, or upon conversion or exchange of any securities issued by the LLC which are convertible into or exchangeable for Common Units; (iii) Units in any merger, sale or other similar transaction approved by the Board (including the FG Manager and the Common Manager), in which the LLC is the surviving entity; (iv) Units in any financing that is substantially a debt financing, but pursuant to which a lender will receive warrants or other similar equity of the LLC, so long as such financing is approved by the Board (including the FG Manager and the Common Manager), (v) Units in any joint venture or other strategic transaction, or to any significant customer, supplier, or other business relation of the LLC or any of its Subsidiaries, as approved by the Board (including the FG Manager and the Common Manager), or (vi) if the Board, including the FG Manager, decides that the issuance of such Units shall be exempt from the obligations of this Section 10.02.

(d) Sales to Third Parties. The LLC shall, after complying with its obligations under Section 10.02(a) and Section 10.02(b), be free at any time prior to 60 days after the date of the Offer Notice, to offer and sell to any third party or parties the remainder of such securities proposed to be issued by the LLC at a price and on payment terms no less favorable to the LLC

than those specified in the Offer Notice. However, if such third party sale or sales are not consummated within such 60 day period, the LLC shall not sell such securities as shall not have been purchased within such period without again complying with this Section 10.02.

(e) Assignment of Rights of First Offer. Except as set forth in Section 10.02(a), the rights of first offer set forth in this Section may not be assigned or transferred.

(f) Termination of Rights of First Offer. The rights provided in this Section 10.02 shall terminate upon the earlier to occur of (i) a Qualified Initial Public Offering, and these rights shall not be applicable to a Qualified Initial Public Offering, or (ii) a Sale of the LLC.

Section 10.03. Right of First Refusal.

(a) Except for transfers as required by Section 10.04 of this Agreement or which are exempt pursuant to Section 10.01(b), a Holder who proposes to transfer of Units (a "Selling Holder") shall not be permitted to do so unless the Selling Holder has complied with this Section 10.03. If the Selling Holder intends to sell any of his Units, he shall give written notice (the "Seller's Notice") to the LLC and each non-transferring Member holding not less than twenty-five percent (25%) of the issued and outstanding Membership Interests (determined on an "as-converted" basis") (the "Non-Transferring Members") stating that the Selling Holder intends to make such a sale or transfer, identifying the party who made the offer (the "Proposed Transferee"), specifying the number of Units proposed to be purchased or acquired pursuant to the offer (the "First Refusal Units"), the nature of such sale or transfer, all material terms of the proposed sale, including the per Unit purchase price which the Proposed Transferee has offered to pay for the First Refusal Units (the "Sale Price") and the name and address of each Proposed Transferee. A copy of the offer, if available, shall be attached to the Seller's Notice.

(b) Notice.

(i) Upon receipt of the Seller's Notice, the LLC shall have the irrevocable and exclusive option to purchase, upon delivery to the Selling Holder within fifteen (15) days of its receipt of the Seller's Notice, all of the First Refusal Units on the same terms and conditions, including the Sale Price, as set forth in the Seller's Notice. The LLC shall deliver a notice (the "LLC Notice") to the Selling Holder and the Non-Transferring Members of its election to purchase or not to purchase such First Refusal Units within such 15-day period. To the extent that the LLC does not elect to purchase all of the First Refusal Units, the Non-Transferring Members shall have the irrevocable and exclusive option to purchase up to that portion of such First Refusal Units which equals the proportion that the number of Units and Unit Equivalents then held by such Investor Member bears to the total number of Units and Unit Equivalents of the LLC then outstanding, on the same terms and conditions, including the Sale Price, as set forth in the Seller's Notice. Within 20 calendar days after delivery of the LLC Notice, each Non-Transferring Members shall deliver to the LLC and the Selling Holder a written notice stating whether it elects to exercise its option under this Section 10.03, and such notice shall constitute an irrevocable commitment by the Non-Transferring Members to purchase such Units.

(ii) Each Non-Transferring Member shall be entitled to assign its rights pursuant to this Section 10.03 to any of its Affiliates.

(iii) If the LLC or any Non-Transferring Member has agreed to purchase all of the First Refusal Units, the Closing for such transaction shall occur within 30 calendar days of the LLC's delivery of notice that it intends to purchase all of the First Refusal Units, or in the event that any Non-Transferring Member has agreed to purchase all of such Units, then within 30 calendar days of delivery by such Non-Transferring Member of such notice.

(iv) If all of the First Refusal Units are not elected to be purchased pursuant to this Section 10.03, then, subject to Section 10.04 hereof, the Selling Holder shall be free, for a period of 60 calendar days from the date of the Seller's Notice, to sell all of the First Refusal Units to the Proposed Transferee, at a price equal to or greater than the Sale Price and upon terms no more favorable to the Proposed Transferee than those specified in the Notice. Any transfer of the First Refusal Units by the Selling Holder after the end of such 60-day period or any change in the terms of the sale as set forth in the Seller's Notice which are more favorable to the Proposed Transferee shall require a new notice of intent to transfer to be delivered to the LLC and Non-Transferring Members, and shall give rise anew to the rights provided in this Section 10.03.

(v) If the LLC or Non-Transferring Members elect to purchase all of the First Refusal Units mentioned in the Seller's Notice, the LLC or Non-Transferring Members shall have the right to purchase the First Refusal Units for cash consideration whether or not part or all of the consideration specified in the Seller's Notice is other than cash. If part or all of the consideration to be paid for the First Refusal Units as stated in the Seller's Notice is other than cash, the price stated in such Seller's Notice shall be deemed to be the sum of the cash consideration, if any, specified in such Seller's Notice, plus the fair market value of the non-cash consideration. The fair market value of the non-cash consideration shall be determined in good faith by the Board (without the participation of any member who has any interest in the Proposed Transferee or the Selling Holder), provided that at the request of Non-Transferring Members or the Selling Holder, an independent third party appraiser acceptable to the Selling Holder, the LLC and Non-Transferring Members may be selected to determine the fair market value thereof, and the decision of such independent appraiser shall be binding.

Section 10.04. Right of Co-Sale. In the event that all of the First Refusal Units are not purchased by the LLC or the Non-Transferring Members as provided in Section 10.03 hereof, then each of the Non-Transferring Members shall have the right, exercisable upon written notice to the LLC and the Selling Holder within 15 calendar days of the LLC Notice pursuant to Section 10.03(b) above, to participate in the Selling Holder's sale of the First Refusal Units at the Sale Price and upon the terms specified in the Notice. The delivery of the notice of election under this Section 10.04 shall constitute an irrevocable commitment by such Non-Transferring Members to sell the number of Units specified in such notice pursuant to this Section 10.04. To the extent that a Non-Transferring Member exercises its right of participation in accordance with the terms and conditions set forth below, the number of First Refusal Units that the Selling Holder may sell to the Proposed Transferee shall be correspondingly reduced. The right of

participation of any Non-Transferring Member shall be subject to the following terms and conditions:

(a) Such Non-Transferring Member may elect to sell all or any part of that number of Units held by it equal to the product obtained by multiplying (i) the aggregate number of First Refusal Units by (ii) a fraction, the numerator of which is the number of Units at the time owned by such Non-Transferring Member and the denominator of which is the sum of the number of Units at the time owned by the Selling Holder and the Non-Transferring Member(s) electing to exercise their right of co-sale (the "Co-Sale Proportionate Share").

(b) If such Non-Transferring Member(s) does not elect to sell its full Co-Sale Proportionate Share, the Selling Holder shall be entitled to sell all such other First Refusal Units.

(c) If applicable, such Non-Transferring Member(s) shall effectuate the sale by promptly delivering to the Selling Holder for transfer to the Proposed Transferee one or more certificates (if Units are certificated), properly endorsed for transfer (or accompanied by duly executed transfer powers), which represent the number and type of Units to be sold to the Proposed Transferee.

Section 10.05. Drag-Along Rights.

(a) In the event the "Requisite Holders" (as defined below) approve a Sale of the LLC (an "Approved Sale"), then the Holders other than the Requisite Holders (collectively, the "Approved Sale Holders") shall each consent to, vote for and raise no objections to the Approved Sale. If the Approved Sale will take the form of an asset sale, merger or consolidation, the Approved Sale Holders shall vote in favor of such transaction and shall waive any appraisal rights or dissenters' rights in connection with such transaction. If the Approved Sale is structured as a sale of the Membership Interests of the LLC, each Approved Sale Holder shall agree to sell all Membership Interests in the LLC then held by such Approved Sale Holder on the terms and conditions approved by the Requisite Holders. An Approved Sale Holder shall have no obligations under this Section 10.05 to the extent that (i) the terms of the Approved Sale provide that such Approved Sale Holder would receive less than the amount that would be distributed to such Approved Sale Holder in the event that the proceeds were distributed in accordance with this Agreement, or (ii) the covenants, undertakings, and other agreements related to the Approved Sale do not apply on a proportionate or equal basis to both the Requisite Holders and the Approved Sale Holders. All Membership Interests transferred by the Approved Sale Holders pursuant to this Section 10.05 shall be sold at the same price and otherwise treated identically with the Membership Interests of the same class and series being sold by the Requisite Holders in all respects. Subject to the other provisions of this Section 10.05, the Approved Sale Holders shall each take such actions as may be reasonably required and otherwise cooperate in good faith with the Requisite Holders in connection with consummating the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale consistent with the terms of this Agreement. As used herein, "Requisite Holders" means the Holders of a majority of the Series A Preferred Units.

(b) The Requisite Holders shall give the Approved Sale Holders at least twenty (20) days prior written notice of any Approved Sale as to which the Requisite Holders intend to exercise their rights under this Section 10.05.

(c) If the LLC enters into any negotiation or transaction for which Rule 506 promulgated by the SEC (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Holder that is not an "accredited investor" (within the meaning of Rule 501(a) promulgated by the SEC) will, at the request of the Board, appoint a purchaser representative (as such term is defined in Rule 501 promulgated by the SEC) approved by the Board and the LLC will pay the fees of such purchaser representative. If any such Holder declines to appoint the purchaser representative approved by the Board, such Holder will appoint another purchaser representative, and such Holder will be responsible for the fees of the purchaser representative so appointed.

(d) Each Member transferring Units pursuant to this Section 10.05 shall pay its Pro Rata Share of the expenses of the Members (other than those incurred by any Member in his individual capacity) in connection with such Transfer and shall, subject to the other provisions of this Section 10.05, be obligated to join on a pro rata basis in any indemnification or other obligations or any agreement regarding the escrow or holdback of consideration that the Board agrees to provide in connection with such Transfer (other than any such obligations that relate specifically to a particular Member such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units; provided that no Holder shall be obligated in connection with such Transfer to agree to indemnify or hold harmless the transferees with respect to an amount in excess of its cash proceeds (net of its Pro Rata Share of expenses) paid to such Holder in connection with such Transfer.

(e) In addition, if the Board approves a Qualified Initial Public Offering, each Member shall, and shall cause its representatives to, vote for, consent to and raise no objections against the proposed Qualified Initial Public Offering, and the LLC, the Board, and each Member and its representatives shall take all reasonable actions which are required of all the Members in connection with the consummation of the proposed Qualified Initial Public Offering as requested by the Board.

Section 10.06. Intentionally Omitted.

Section 10.07. Assignments Generally; Substituted Member.

(a) Permitted Transfers. To the extent a Transfer is permitted under this Article X such Transfer shall be valid only if:

(i) The transferring Member (the "Assignor") and the recipient (the "Assignee") each execute and deliver to the LLC such documents and instruments of conveyance as may be reasonably requested by the Board to effect such Transfer and to confirm the agreement of the Assignee to be bound by the provisions of this Agreement.

(ii) The Assignor and Assignee provide to the Board any information reasonably necessary to permit the LLC to file all required federal and state tax returns and other

legally required information statements or returns (including the Assignee's taxpayer identification number). Without limiting the generality of the foregoing, the LLC shall not be required to make any Distribution otherwise provided for in this Agreement with respect to any interest transferred until the Board has received such information.

(iii) Other than in the case of a Transfer by an Investor Member to an Affiliate, the Assignor furnishes to the LLC an opinion of counsel, which counsel and opinion shall be reasonably satisfactory to the Board (and which opinion may be waived, in whole or in part, at the Board's discretion), dated as of a date immediately prior to the proposed Transfer that:

(A) the Transfer will not cause the LLC to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended,

(B) either the interest Transferred has been registered under the Securities Act and any applicable state securities laws or the Transfer is exempt from all applicable registration requirements and will not violate any federal securities laws, state or provincial "blue sky" laws or other laws applicable to the LLC or the interest and securities being transferred, and

(C) the Transfer would not cause the LLC to have more than 100 partners (within the meaning of Treasury Regulation Section 1.7704-1(h), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3)).

In all cases, the LLC shall be reimbursed by the Assignor and/or Assignee for all costs and expenses that the LLC reasonably incurs in connection with the Transfer.

(b) Rights and Obligations of Assignees and Assignors.

(i) A Transfer by a Member or other Person shall not itself dissolve the LLC or entitle the Assignee (other than Affiliate transferees of institutional Members) to become a Member or exercise any rights of a Member.

(ii) A Transfer by a Member shall eliminate the Transferring Member's power and right to vote (in proportion to the extent of the interest Transferred) on any matter submitted to the Members, and, for voting purposes, such interest shall not be counted as outstanding in proportion to the extent of the interest Transferred. A Transfer shall also eliminate the Member's right to participate in the issuance of Additional Interests pursuant to Section 10.05(b) to the extent of the interest Transferred. A Transfer shall not, other than in the case of Transfers by Members to Affiliates, cause a Member to be released from any liability to the LLC solely as a result of the Transfer.

(iii) An Assignee that is not admitted as a Member shall be entitled only to the Economic Interest with respect to the interest held thereby and shall have no other rights (including, without limitation, rights to participate in the issuance of Additional Interests pursuant to Section 10.07(b), rights to any information or accounting of the affairs of the LLC or rights to inspect the books or records of the LLC) with respect to the interest Transferred. The Assignee shall nevertheless be subject to all of the obligations applicable to a Holder of Units

under this Agreement. If the Assignee becomes a Member, the voting and other rights associated with the interest held by the Assignee shall be restored and be held by the Assignee along with all other rights with respect to the interest transferred. The Assignee shall have no liability as a Member solely as a result of the Transfer.

(c) Admission of Assignee as Member. Subject to the other provisions of this Article X, an Assignee may be admitted to the LLC as a Member only upon (x) the prior written consent of the Board (which consent may be given or withheld at the Board's sole discretion) unless such Assignee is a Permitted Transferee, in which case the Board's consent shall not be required, and (y) satisfaction of all of the following conditions, upon which consent and satisfaction the Assignee shall have, to the extent assigned, the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act and this Agreement, shall be liable for any obligations of the Assignor to make future Capital Contributions, but shall not be obligated with respect to other liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member:

(i) The Assignee becomes a party to this Agreement as a Member by executing a counterpart signature page to this Agreement and executing such documents and instruments as the Board may reasonably request as necessary or appropriate to confirm such Assignee as a Member in the LLC and such Assignee's agreement to be bound by the terms and conditions of this Agreement;

(ii) The Assignee pays or reimburses the LLC for all reasonable legal, filing and other costs that the LLC incurs in connection with the admission of the Assignee as a Member;

(iii) The Assignee certifies that it is not a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate as such terms are defined by the Code; and

(iv) Other than in the case of Transfers by Investor Members to Affiliates, if the Assignee is not a natural person of legal majority, the Assignee provides the LLC with evidence reasonably satisfactory to the Board of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

(d) Distributions and Allocations Regarding Transferred Membership Interests. Upon any Transfer during any Fiscal Year of the LLC made in compliance with the provisions of this Article X, Profits, Losses, each item thereof and all other items attributable to such Membership Interest for such Fiscal Year shall be divided and allocated between the Assignor and the Assignee by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board. All Distributions on or before the date of such Transfer shall be made to the Assignor and all Distributions thereafter shall be made to the Assignee. Solely for purposes of making such allocations and Distributions, the LLC shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, that, if the LLC is given notice of a Transfer at least ten (10) business days prior to the Transfer, the LLC shall recognize such Transfer as the date of such Transfer; and provided, further, that, if the LLC does

not receive a notice stating the date such Membership Interest was Transferred and such other information as the Board may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all Distributions shall be made, to the Member that, according to the books and records of the LLC, was the owner of the Membership Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the LLC nor the Board shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 10.07(d), whether or not the LLC or the Manager has knowledge of any Transfer of any interest.

Section 10.08. **Void Assignment**. Any Transfer by any Member in contravention of this Agreement shall be void and ineffectual and shall not bind or be recognized by the LLC or any other party. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the LLC or any other rights of a Member.

Section 10.09. **Legend**. In the event that certificates representing Membership Interests are issued, such certificates will bear the following legend or, if such legend is inapplicable, such legend as reasonably determined by the LLC in consultation with its counsel:

> THE INTEREST REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE INTEREST REPRESENTED BY THIS CERTIFICATE IS ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT BY AND AMONG LIKEOPEDIA LLC AND ITS MEMBERS, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH AGREEMENT SHALL BE FURNISHED BY THE LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

Section 10.10. **Effective Date**. Any Transfer and any related admission of a Person as a Member in compliance with this Article X shall be deemed effective on such date that the transferee or successor in interest complies with the requirements of this Agreement.

Section 10.11. **Effect of Incapacity**. Except as otherwise provided herein, the Incapacity of a Member shall not dissolve or terminate the LLC. In the event of such Incapacity, the executor, administrator, guardian, trustee or other personal representative of the Incapacitated Member shall be deemed to be the assignee of such Member's Economic Interest and may, subject to the terms and conditions set forth in Section 10.07, become a substituted Member.

Section 10.12. **Change in Business Form**.

(a) Upon the approval of a majority of the Managers constituting the Board, including the FG Manager, the LLC may be converted into a corporation (by merger or otherwise) or another form of business entity at any time, in which event, at the LLC's option, (i) the terms and conditions contained herein shall be, as closely as possible, adopted by the new entity and (ii) each outstanding Unit shall receive shares of capital stock in proportion to and reflecting such Unit's Pro Rata Share. At the request of the LLC, all Members shall execute and deliver any agreement, instrument or other document reasonably required to consummate such conversion.

(b) Prior to an IPO, the LLC will be converted into a corporation. In connection with such conversion, the terms of each class and series of Units and this Agreement shall be modified to provide for substantially similar substantive rights as those set forth herein but in the form appropriate for a corporation, and with such modifications as may be necessary to permit such conversion to be effected on a tax-free basis (*e.g.*, by establishing terms for any preferred stock to be issued in the conversion that cause such preferred stock to not constitute "nonqualified preferred stock" within the meaning of Code Section 351(g)).

Section 10.13. **No Appraisal Rights**. No Holder shall be entitled to any appraisal rights with respect to such Holder's Units, whether individually or as part of any class or group of Holders, in the event of a liquidation, dissolution, merger, consolidation, Sale of the LLC or other transaction involving the LLC or its securities unless such rights are expressly provided by the agreement of merger, agreement of consolidation or other document effectuating such transaction.

Article XI
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 11.01. **Dissolution**. The LLC shall be dissolved, and its affairs shall be wound up on the first to occur of:

(a) a resolution by the Board, including the affirmative vote of the FG Manager and the Common Manager, to dissolve the LLC;

(b) the entry of a decree of judicial dissolution of the LLC under §605.0702 of the Act; and

(c) upon the request of the Holders of at least a majority of each of the Series A Preferred Units and the Class A Common Units then outstanding; and

(d) upon the occurrence of an event described in §605.0701 of the Act

The death, retirement, resignation, expulsion, or Incapacity of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the LLC, shall not cause a dissolution of the LLC, and the LLC shall continue in existence subject to the terms and conditions of this Agreement.

Section 11.02. Liquidation and Termination. On dissolution of the LLC, the Board or such other or additional Member or Members as designated by the Board shall act as liquidator(s). The liquidator(s) shall proceed diligently to wind up the affairs of the LLC and make final Distributions as provided herein and in the Act. The costs of liquidation shall be borne as an expense of the LLC. Until final Distribution, the liquidator(s) shall continue to operate the LLC properties with all of the power and authority of Board and Members, subject to the power of the Board to remove and replace such liquidator(s). The steps to be accomplished by the liquidator(s) are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator(s) shall cause a proper accounting to be made by a recognized firm of certified public accountants of the LLC's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b) The liquidator(s) shall pay, satisfy or discharge from LLC funds all of the debts, liabilities and obligations of the LLC (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

(c) All remaining assets of the LLC shall be distributed to the Holders in accordance with Section 5.01 by the end of the taxable year of the LLC during which the liquidation of the LLC occurs (or, if later, 90 days after the date of the liquidation).

(d) The liquidator(s) shall cause only cash, evidences of Indebtedness and other securities to be distributed in any liquidation. The Distribution of cash and/or property to a Member in accordance with the provisions of this Section 11.02 constitutes a complete return to the Member of its Capital Contributions and a complete Distribution to the Member of its interest in the LLC and all the LLC's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the LLC, it has no claim against any other Member for those funds.

Section 11.03. Cancellation of Articles. On completion of the Distribution of LLC assets as provided herein, the LLC is terminated, and shall file a certificate of cancellation with the Secretary of State of the State of Florida, cancel any other filings made pursuant to Section 2.01 and take such other actions as may be necessary to terminate the LLC.

Article XII
INDEMNIFICATION AND EXCULPATION

Section 12.01. Indemnification.

(a) The LLC hereby agrees to indemnify and hold harmless any Person, including each Member and any Manager (each an "Indemnified Person"), to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the LLC to provide broader indemnification rights than the LLC is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or a Manager or is or was serving as a representative, officer, principal, employee or agent of the LLC or is or was serving at the request of the LLC as a representative, officer, director, principal, member, employee or agent of another corporation (including without limitation the LLC) partnership, joint venture, limited liability company, trust or other enterprise; provided, that, (unless the Board otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' fraud, gross negligence, willful misconduct or knowing violation of law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in any other agreement with the LLC or for losses incurred by the LLC. Expenses, including attorneys' fees, incurred by any such Indemnified Person in defending such a proceeding shall be paid by the LLC in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the LLC.

(b) The right to indemnification and the advancement of expenses conferred in this Section 12.01 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, vote or otherwise.

(c) The LLC may (but is not obligated to) maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in Section 12.01(a) whether or not the LLC would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 12.01.

(d) Notwithstanding anything contained herein to the contrary (including in this Section 12.01), any indemnity by the LLC relating to the matters covered in this Section 12.01 shall be provided out of and to the extent of LLC assets only and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof

or shall be required to make additional Capital Contributions to help satisfy such indemnity of the LLC.

(e) If this Section 12.01 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the LLC shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 12.01 to the fullest extent permitted by any applicable portion of this Section 12.01 that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 12.02. Exculpation. No Indemnified Person shall be liable for money damages to the LLC or to any Member for any breach of fiduciary duty by such Indemnified Person, other than for (a) breach of such Indemnified Person's duty of loyalty to the LLC and, to the extent applicable, the other Members hereof, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) for any Distribution paid other than in accordance with the provisions of this Agreement, or (d) for any transaction from which the Indemnified Person derived an improper personal benefit.

Section 12.03. Persons Entitled to Indemnity. Any Person who is within the definition of "Indemnified Person" at the time of any action or inaction in connection with the business of the LLC shall be entitled to the benefits of this Article XII as an "Indemnified Person" with respect thereto, regardless whether such Person continues to be within the definition of "Indemnified Person" at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

Section 12.04. Procedure Agreements. The LLC may enter into an agreement with any of its officers, employees and agents, Members or Managers, setting forth procedures consistent with applicable law and this Agreement for implementing the indemnities provided in this Article XII.

Section 12.05. Amendment. The provisions of this Article XII may be amended or repealed in accordance with Section 13.04; provided, however, that no amendment or repeal of such provisions that adversely affects the rights of any Indemnified Person under this Article XII with respect to its acts or omissions at any time prior to such amendment or repeal shall apply to any Indemnified Person without his, her or its prior written consent.

Section 12.06. Survival. The provisions of this Article XII shall survive any termination of this Agreement.

Section 12.07. No Inconsistent Amendments to Articles. No amendments to the Articles shall be made to the extent such amendments are contrary to, or not consistent with, the provisions of this Article XII.

Article XIII
MISCELLANEOUS PROVISIONS

Section 13.01. Other Agreements.

(a) Directors and Officers Liability Insurance. The LLC shall use commercially reasonable efforts to maintain directors and officers liability insurance with a policy limit of not less than $3,000,000 until such time as the Board determines that such insurance should be discontinued.

(b) Additional Covenants. So long as any Series A Preferred Units (or any Common Units issuable upon conversion thereof) remain outstanding, the LLC covenants and agrees that it will perform and observe the following covenants and provisions:

(i) Payment of Taxes and Trade Debt. Pay and discharge all taxes, assessments and governmental charges or levies, if any, imposed upon it or upon its income or profits or business, or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all lawful claims, which, if unpaid, might become a lien or charge upon any properties of the LLC, other than those which are being contested in good faith if the LLC shall have set aside on its books and shall have provided, in accordance with sound accounting principles, adequate reserves with respect thereto; and pay in conformity with customary trade terms, all lease obligations, all trade debt, and all other indebtedness incident to its operations, except such as are being contested in good faith if the LLC shall have set aside on its books and shall have provided, in accordance with sound accounting principles, appropriate reserves with respect thereto.

(ii) Maintenance of Insurance. Maintain with reputable insurance companies or associations, insurance in such amounts and covering such risks as the LLC reasonably deems advisable.

(iii) Preservation of Legal Good Standing. Preserve and maintain its legal existence, rights, franchises and privileges in the jurisdiction of its formation, and qualify and remain qualified as a foreign limited liability company in each jurisdiction in which such qualification is required, unless the failure to so qualify does not and will not have a material and adverse effect on the business, operations or financial condition of the LLC; and preserve and maintain all material licenses and other rights to use patents, processes, licenses, trademarks, trade names, inventions, intellectual property rights or copyrights owned or possessed by it as are reasonably necessary or advisable for it to conduct its business.

(iv) Compliance with Laws. Comply with all applicable laws, rules, regulations and orders of any governmental authority, noncompliance with which could materially adversely affect its business or condition, financial or otherwise, except non-compliance being contested in good faith through appropriate proceedings so long as the LLC shall have set up and funded sufficient reserves, if any, required under generally accepted accounting principles with respect to such items.

(v) Keeping of Records and Books of Account. Keep adequate records and books of account, in which complete entries will be made in accordance with sound accounting principles consistently applied, reflecting all financial transactions of the LLC, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection within its business shall be made.

(vi) Maintenance of Properties, etc. Maintain and preserve all of its properties that the LLC reasonably deems necessary or useful in the proper conduct of its business in good repair, working order and condition, ordinary wear and tear excepted, and from time to time make all necessary and proper repairs, renewals, replacements, additions and

improvements thereto; and comply with the provisions of all material leases to which it is a party or under which it occupies property so as to prevent any material loss or forfeiture thereof or thereunder

(c) Reserved.

(d) Affiliate Transactions. The LLC shall not enter into any transaction with any Affiliate of the LLC (other than one or more of its Subsidiaries), or any officer or Manager of the LLC or of any such Affiliate (other than one or more of its Subsidiaries), except pursuant to terms that have been approved by a majority of the LLC's disinterested Managers, which majority shall include the FG Manager if the FG Manager is not conflicted by such transaction, unless otherwise waived by FG in writing prior to such transaction.

Section 13.02. Notices.

(a) Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by facsimile transmission; and a notice, request, or consent given under this Agreement is effective upon receipt against the Person who receives it.

(b) All notices, requests and consents to be sent to a Member must be sent to or made at the address (or facsimile number) given for that Member on Schedule A hereto, or such other address (or facsimile number) as that Member may specify by notice to the other Members. Any notice, request or consent to the LLC or the Board must be given to the Board or, if appointed, the secretary of the LLC at the LLC's chief executive offices. Whenever any notice is required to be given by law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 13.03. Entire Agreement. This Agreement and other written agreements among the Members, dated as of even date herewith constitute the entire agreement among the Members relating to the LLC and supersedes all prior contracts or agreements with respect to formation of the LLC, whether oral or written.

Section 13.04. Effect of Waiver or Consent. A waiver or consent, express or implied, of or to any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the LLC is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the LLC. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default hereunder or with respect to the LLC, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

Section 13.05. Amendment or Modification. This Agreement and any provision hereof may be amended or modified from time to time only by a written instrument adopted by

(a) the Board and (b) the Holders of at least a majority of each of (i) the Series A Preferred Units and (ii) the Class A Common Units then outstanding; provided, that, (A) except as otherwise expressly provided herein, an amendment or modification (I) reducing any Member's Units or other interest in Distributions in a manner which is disproportionately adverse to such Member relative to the rights of other Members holding the same class of Units or other interest in Distributions being reduced, (II) increasing a Member's Capital Contribution requirements or (III) increasing any other obligation of a Member to the LLC, or depriving any Member of the LLC of any rights (including, without limitation, the right of any Member to Transfer Membership Interests to such Member's Permitted Transferees) in respect of any Membership Interest in a manner which is materially and disproportionately adverse to such Member relative to such obligations or rights of other Members in respect of Membership Interests of the same class or type, shall in each case be effective only with that Member's written consent, (B) any amendment to any clause in Section 6.02(a) that has the effect of eliminating a Member's right to designate a Manager thereunder shall require the written consent of such Member, and (C) an amendment or modification reducing the required interest for any consent or vote in this Agreement shall be effective only with the written consent or vote of Members having the interest theretofore required.

Section 13.06. **Binding Effect**. Subject to the Transfers permitted by the terms of this Agreement and the restrictions thereon, this Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors and permitted assigns.

Section 13.07. **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 13.08. **Waiver of Certain Rights**. Each Member irrevocably waives any right it may have to demand any Distributions or withdrawal of property from the LLC or to maintain any action for dissolution (except pursuant to §605.0702 of the Act) of the LLC or for partition of the property of the LLC. No Holder shall be entitled to any information pursuant to §605.0410 of the Act and each Member irrevocably waives, pursuant to §605.0410(10) of the Act, any right (whether now or in the future) to obtain information by virtue of §605.0410 of the Act.

Section 13.09. **Indemnification and Reimbursement for Payments on Behalf of a Member**. If the LLC is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Member's status or otherwise specifically attributable to a Member (including, without limitation, federal, state or local withholding taxes imposed with respect to any issuance of Units or other interests to an Executive Member or any payments to an Executive Member, federal withholding taxes with respect to foreign Persons, state personal property taxes, state unincorporated business taxes, etc.), then such Member (the "Indemnifying Member") shall indemnify the LLC in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payments). At the option of the Board, either:

(a) promptly upon notification of an obligation to indemnify the LLC, the Indemnifying Member shall make a cash payment to the LLC equal to the full amount to be indemnified (provided that the amount paid shall not be treated as a Capital Contribution), or

(b) the LLC shall reduce Distributions that would otherwise be made to the Indemnifying Member, until the LLC has recovered the amount to be indemnified (provided that the amount of such reduction shall be deemed to have been distributed for all purposes of this Agreement).

An Indemnifying Member's obligation to make contributions to the LLC under this Section 13.09 shall survive the termination, dissolution, liquidation and winding up of the LLC and, for purposes of this Section 13.09, the LLC shall be treated as continuing in existence. The LLC may pursue and enforce all rights and remedies it may have against each Indemnifying Member under this Section 13.09, including instituting a lawsuit to collect such contribution with interest.

Section 13.10. **Notice to Members of Provisions**. By executing this Agreement, each Member acknowledges that it has actual notice of (a) all of the provisions hereof (including, without limitation, the restrictions on Transfer set forth in Article X) and (b) all of the provisions of the Articles.

Section 13.11. **Governing Law; Severability**. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA INCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory provision of the Act, the applicable provision of the Certificate or the Act shall control.

Section 13.12. **Counterparts**. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

Section 13.13. **Headings**. The headings used in this Agreement are for the purpose of reference only and will not otherwise affect the meaning or interpretation of any provision of this Agreement.

Section 13.14. **Severability**. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 13.15. **NO RIGHT TO JURY TRIAL**. ALL PARTIES HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT, BY WAY OF MOTION, AS A

DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT ANY RIGHT TO A TRIAL BY JURY.

[signatures follow on the next page]

IN WITNESS WHEREOF, the LLC and the Members have executed this Agreement as of the date first written above.

LLC:

LIKEOPEDIA LLC

By: /s/ Omar Rivero

Name: Omar Rivero
Title: Chief Operating Officer

FOUNDER:

/s/ Omar Rivero

Omar Rivero

INVESTOR MEMBERS:

FG LIKEOPEDIA LLC

By: FG Investments, LLC, its Managing Member

By: ______________________________

Name: Christopher Findlater
Title: Manager

Guy T Saperstein

Guy Saperstein

ABUNDANCE 2020

By: Fe Maldonado

Name: Fe Maldonado
Title: Manager

IN WITNESS WHEREOF, the LLC and the Members have executed this Agreement as of the date first written above.

[INSERT MEMBER NAME]

By: __________________________________
Name:
Title:

SCHEDULE A — Members, Units, and Capital Contributions

As of September 1, 2023

Member Name and Address	**Number of Series A Preferred Units**	**Number of Series A-1 Preferred Units**	**Number of Series A-2 Preferred Units**	**Number of Class A Common Units**	**Capital Contribution**	**Original Issue Price per Share**
FG Likeopedia LLC	500,000	0	0	0	$650,000.00	$1.0000
Guy Saperstein	293,210	0	0	0	$1,000,000.00	$3.4105
Abundance 2020	138,889	0	0	0	$500,000.00	$3.6000
Omar Rivero *	0	0	0	2,000,000	$25,000.00	N/A

{01084715.v2 }

Total:	932,099			2,000,000	$2,175,000.00	N/A

*Executive Member